                                                Registration Nos. 333-_________
                                                                      811-08561

     As filed With the Securities and Exchange Commission on May 18, 2007
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-6

                               -----------------

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

                      Pre-effective Amendment No.         [ ]

                      Post-Effective Amendment No.        [ ]

                                    and/or

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

                      Amendment No.                      [99]

                               -----------------

         AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               -----------------

                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (713) 831-8470
              (Depositor's Telephone Number, including Area Code)

                             Lauren W. Jones, Esq.
                            Deputy General Counsel
                     American General Life Companies, LLC
                              2929 Allen Parkway
                           Houston, Texas 77019-2191
                    (Name and Address of Agent for Service)

================================================================================

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

     [ ] immediately upon filing pursuant to paragraph (b)

     [ ] on (date) pursuant to paragraph (b)

     [ ] 60 days after filing pursuant to paragraph (a)(1)

     [ ] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

     [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CORPORATE AMERICA II
FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the "Policies") issued by American General Life Insurance Company ("AGL") through its Separate Account VL-R

                           This Prospectus is dated
                                August __, 2007

This prospectus describes Corporate America II flexible premium variable universal life insurance Policies issued by AGL. Corporate America II Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetime of the insured person you may designate or change the beneficiary to whom Corporate America II pays the death benefit upon the insured person's death. You choose one of two death benefit options.

For information on how to contact AGL, please see "Contact Information" on page 5.

The Index of Special Words and Phrases on page 51 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This Policy is available to individuals, corporations, and other organizations. This Policy may be sold under certain arrangements that include those in which a trustee or an employer, for example, purchases policies covering a certain class of individuals. Other arrangements include those in which an employer allows us to sell the Policy to its employees or retirees on an individual basis.

This prospectus generally describes only the variable portions of the Policy, except where the declared fixed interest account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account ("declared fixed interest account") is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the Corporate America II investment options. Currently, the Corporate America II variable investment options each purchase shares of a corresponding Fund of:

..  AIM Variable Insurance Funds ("AIM V.I.")
..  The Alger American Fund ("Alger American")
..  American Century Variable Portfolios, Inc.
       ("American Century VP")
..  Credit Suisse Trust ("Credit Suisse Trust")
..  Fidelity(R) Variable Insurance Products
       ("Fidelity(R) VIP")
..  Franklin Templeton Variable Insurance Products Trust
       ("Franklin Templeton VIP")
..  Janus Aspen Series ("Janus Aspen")
..  MFS(R) Variable Insurance Trust(SM) ("MFS(R) VIT")
..  Neuberger Berman Advisers Management Trust
       ("Neuberger Berman AMT")
..  Oppenheimer Variable Account Funds ("Oppenheimer")
..  PIMCO Variable Insurance Trust ("PIMCO VIT")
..  Pioneer Variable Contracts Trust ("Pioneer")
..  Putnam Variable Trust ("Putnam VT")
..  SunAmerica Series Trust ("SunAmerica ST")
..  VALIC Company I ("VALIC Co. I")
..  Van Kampen Life Investment Trust ("Van Kampen LIT")
..  Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 17 for a complete list of the variable investment options and their respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the cash surrender value (the accumulation value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable universal life insurance policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                               TABLE OF CONTENTS

POLICY BENEFITS/RISKS SUMMARY..............................................  6
POLICY BENEFITS............................................................  6
   Death Benefit...........................................................  6
       Death Benefit Proceeds..............................................  6
       Death Benefit Option 1 and Option 2.................................  6
   Full Surrenders, Partial Surrenders, Transfers, and Policy Loans........  6
       Full Surrenders.....................................................  6
       Partial Surrenders..................................................  7
       Transfers...........................................................  7
       Loans...............................................................  7
   Premiums................................................................  7
       Flexibility of Premiums.............................................  7
       Free Look...........................................................  7
   The Policy..............................................................  7
       Ownership Rights....................................................  7
       Separate Account....................................................  8
       Declared Fixed Interest Account.....................................  8
       Accumulation Value..................................................  8
       Payment Options.....................................................  8
       Tax Benefits........................................................  8
   Supplemental Benefits and Riders........................................  8
POLICY RISKS...............................................................  8
   Investment Risk.........................................................  8
   Risk of Lapse...........................................................  9
   Tax Risks...............................................................  9
   Partial Surrender and Full Surrender Risks..............................  9
   Policy Loan Risks....................................................... 10
PORTFOLIO RISKS............................................................ 10
TABLES OF CHARGES.......................................................... 11
GENERAL INFORMATION........................................................ 15
   American General Life Insurance Company................................. 15
   Separate Account VL-R................................................... 15
   Additional Information.................................................. 15
   Communication with AGL.................................................. 15
       Administrative Center............................................... 16
       E-Delivery, E-Service, telephone transactions and written
         transactions...................................................... 16
          E-Delivery....................................................... 16
          E-Service........................................................ 16
          Telephone transactions and written transactions.................. 16
          Telephone transactions........................................... 17
   Variable Investment Options............................................. 17
   Voting Privileges....................................................... 20
   Declared Fixed Interest Account......................................... 20
       Our general account................................................. 21
       How we declare interest............................................. 21
   Illustrations........................................................... 21
POLICY FEATURES............................................................ 22

   Death Benefits.......................................................... 22
       Your specified amount of insurance.................................. 22
       Your death benefit.................................................. 22
       Required minimum death benefit...................................... 22
   Premium Payments........................................................ 24
       Premium payments.................................................... 24
       Premium Payments and Transfer Requests in Good Order................ 24
       Limits on premium payments.......................................... 24
       Checks.............................................................. 25
       Planned periodic premiums........................................... 25
       Free look period.................................................... 25
   Changing Your Investment Option Allocations............................. 25
       Future premium payments............................................. 25
       Transfers of existing accumulation value............................ 25
       Dollar cost averaging............................................... 26
       Automatic rebalancing............................................... 26
       Market Timing....................................................... 26
       Restrictions initiated by the Funds................................. 27
   Changing the Specified Amount of Insurance.............................. 28
       Increase in coverage................................................ 28
       Decrease in coverage................................................ 28
   Changing Death Benefit Options.......................................... 28
       Change of death benefit option...................................... 28
       Tax consequences of changes in insurance coverage................... 28
   Effective Date of Policy and Related Transactions....................... 28
       Valuation dates, times, and periods................................. 28
       Fund pricing........................................................ 28
       Date of receipt..................................................... 29
       Commencement of insurance coverage.................................. 29
       Date of issue; Policy months and years.............................. 29
       Monthly deduction days.............................................. 29
       Commencement of investment performance.............................. 29
       Effective date of other premium payments and requests that you make.............................................................. 29
   Reports to Policy Owners................................................ 30
ADDITIONAL BENEFIT RIDERS.................................................. 30
   Riders.................................................................. 30
       Flexible Term Rider................................................. 30
       Return of Premium Rider............................................. 30
       Maturity Extension Rider............................................ 31
       Overloan Protection Rider........................................... 31
   Tax Consequences of Additional Rider Benefits........................... 32
POLICY TRANSACTIONS........................................................ 33
   E-Delivery, E-Service, Telephone Transactions and Written
     Transactions.......................................................... 33
   Withdrawing Policy Investments.......................................... 33
       Full surrender...................................................... 33
       Partial surrender................................................... 33
       Exchange of Policy in certain states................................ 33
       Policy loans........................................................ 33
       Maturity of your Policy............................................. 34
       Tax considerations.................................................. 34

POLICY PAYMENTS............................................................ 34
   Payment Options......................................................... 34
       Change of payment option............................................ 35
       Tax impact.......................................................... 35
   The Beneficiary......................................................... 35
   Assignment of a Policy.................................................. 35
   Payment of Proceeds..................................................... 36
       General............................................................. 36
       Delay for check clearance........................................... 36
       Delay of Separate Account VL-R proceeds............................. 36
       Delay to challenge coverage......................................... 36
       Delay required under applicable law................................. 37
   Adjustments to Death Benefit............................................ 37
       Suicide............................................................. 37
       Wrong age or gender................................................. 37
       Death during grace period........................................... 37
ADDITIONAL RIGHTS THAT WE HAVE............................................. 37
       Policies purchased through "internal rollovers"..................... 38
       State law requirements.............................................. 38
       Variations in expenses or risks..................................... 38
CHARGES UNDER THE POLICY................................................... 38
       Premium expense charge.............................................. 38
       Daily charge (mortality and expense risk fee)....................... 38
       Flat monthly charge................................................. 39
       Monthly insurance charge............................................ 39
       Monthly charges for additional benefit riders....................... 39
       Partial surrender processing fee.................................... 40
       Transfer fee........................................................ 40
       Illustrations....................................................... 40
       Policy loans........................................................ 40
       Charge for taxes.................................................... 40
       Allocation of charges............................................... 40
   More About Policy Charges............................................... 40
       Purpose of our charges.............................................. 40
       General............................................................. 41
       Change of tobacco use............................................... 41
       Gender neutral Policy............................................... 41
       Cost of insurance rates............................................. 41
ACCUMULATION VALUE......................................................... 41
       Your accumulation value............................................. 41
       Your investment options............................................. 42
POLICY LAPSE AND REINSTATEMENT............................................. 42
FEDERAL TAX CONSIDERATIONS................................................. 42
   Tax Effects............................................................. 43
       General............................................................. 43
       Testing for modified endowment contract status...................... 43
       Other effects of Policy changes..................................... 44
       Rider benefits...................................................... 44
       Taxation of pre-death distributions if your Policy is not a modified endowment contract....................................... 44
       Taxation of pre-death distributions if your Policy is a
         modified endowment contract....................................... 45

       Policy lapses and reinstatements................................ 46
       Diversification and investor control............................ 46
       Estate and generation skipping taxes............................ 46
       Life Insurance in split dollar arrangements..................... 47
       Pension and profit-sharing plans................................ 47
       Other employee benefit programs................................. 48
       ERISA........................................................... 48
       Our taxes....................................................... 48
       When we withhold income taxes................................... 48
       Tax changes..................................................... 48
LEGAL PROCEEDINGS...................................................... 49
FINANCIAL STATEMENTS................................................... 50
INDEX OF SPECIAL WORDS AND PHRASES..................................... 51

                              CONTACT INFORMATION

Addresses and telephone numbers: Here is how you can contact us about the Corporate America II Policies.


               ADMINISTRATIVE CENTER:                HOME OFFICE:          PREMIUM PAYMENTS:
(Express Delivery)                (U.S. Mail)        2727-A Allen       (Express Delivery)
VUL Administration                VUL Administration Parkway Houston,   Payments with a payment
2727-A Allen Parkway              P. O. Box 4880     Texas 77019-2191   coupon:
Houston, Texas 77019-2191         Houston, Texas     1-713-831-3443     8430 W. Bryn Mawr Ave.
1-713-831-3443, 1-800-340-2765    77210-4880         1-800-340-2765     3rd Floor Lockbox
(Hearing Impaired) 1-888-436-5258                                       Chicago, IL 60631
Fax: 1-713-620-6653
(Except premium payments)                                               Payments without a
                                                                        payment coupon:
                                                                        800 S. 6th Street
                                                                        Springfield, IL 62713

                                                                        (U.S. Mail)
                                                                        Payment Processing Center
                                                                        P.O. Box 0842
                                                                        Carol Stream,
                                                                        IL 60132-0842

                              ELECTRONIC SERVICES

Now, with E-DELIVERY you can electronically receive certain documents we currently mail, including annual Policy and Fund prospectuses. You can choose E-mail or CD ROM. You can also choose E-SERVICE capabilities to access on-line services for your Policy, such as transferring values among investment options and changing allocations for future premiums. You may select or cancel E-DELIVERY and E-SERVICE at any time. For more information and certain restrictions, see page 16 of this prospectus. To request E-DELIVERY or E-SERVICE, take the following action:

    . For E-DELIVERY, enroll at the time you complete your Policy application, or go to www.aigag.com and enroll for E-Delivery at the same time you enroll for E-Service.

    . For E-SERVICE, go to www.aigag.com and enroll by completing the information on the introductory page under "Not an E-Service Member?"

                         POLICY BENEFITS/RISKS SUMMARY

   This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                POLICY BENEFITS

   During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested,
(3) choose when and how much you invest, (4) choose whether your accumulation value under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

   You may currently allocate your accumulation value among the 44 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the declared fixed interest account, which credits a specified rate of interest.

   Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited in the declared fixed interest account.

Death Benefit

.. Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged). In your application to buy a Corporate America II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We also provide a guarantee of a death benefit equal to the specified amount (less any indebtedness) and any applicable benefit riders for a specific period. This guarantee is not applicable if your Policy has lapsed.

.. Death Benefit Option 1 and Option 2: You must choose one of the two Options at the time we issue your Policy.

    . Death Benefit Option 1 is the specified amount on the date of the insured person's death.

    . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of notification of the insured person's death.

   Federal tax law may require us to increase payment under any of the above death benefit Options. See "Required minimum death benefit" on page 22.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

.. Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full without charge. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

.. Partial Surrenders: You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. A partial surrender may have adverse tax consequences.

.. Transfers: Within certain limits, you may make transfers among the variable investment options and the declared fixed interest account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the declared fixed interest account.

.. Loans: You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on any existing
   Policy loans to your next Policy anniversary. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less the loan interest payable to your next Policy anniversary. These rules are not applicable in all states. Loans may have adverse tax consequences.

   We remove from your investment options an amount equal to your loan and hold that amount as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed annual effective rate of 4% (rather than any amount you could otherwise earn in one of our investment options). We charge you interest on your loan at an annual effective rate of 4.75% for the first seven years payable in arrears and 4.25% thereafter payable in arrears. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

Premiums

.. Flexibility of Premiums: The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $300. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. You can pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premium payments after the initial premium payment must be sent directly to the address for premium payments shown on page 5. We also accept premium payments by wire or by exchange from another insurance company. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

.. Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

.. Ownership Rights: While the insured person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy. You also have other choices during the insured person's lifetime. You may, within limits,
   (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose, when and how much you invest, and (4) choose whether your accumulation value under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

.. Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

..  Declared Fixed Interest Account: We apply your net premiums to your Policy.
   You may invest your premiums in our declared fixed interest account or in one or more of the variable investment options, or both. The value of your investment in a variable investment option depends on the investment results of the related Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline. The value of our declared fixed interest account will depend on the interest rates that we declare.

.. Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the declared fixed interest account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the declared fixed interest account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

.. Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center shown under "Contact Information" on page 5.

.. Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance Policies under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary until there is a distribution. In addition, this means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract, the proceeds from policy loans would not be taxed.

Supplemental Benefits and Riders

   We offer several riders that provide supplemental benefits under the Policy, such as the Flexible Term Rider, which provides a death benefit coverage in addition to the base Policy death benefit. For two of the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                 POLICY RISKS

Investment Risk

   The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

   If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

   If you allocate net premiums to the declared fixed interest account, then we credit your accumulation value (in the declared fixed interest account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.

Risk of Lapse

   If your cash surrender value is not enough to pay the charges deducted against accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the accumulation value.

Tax Risks

   We anticipate that the Policy should generally qualify as a life insurance Policy under Federal tax law. However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

   Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

   See "Federal Tax Considerations" on page 42. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

   It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. Any outstanding loan balance reduces the amount available to you upon partial or full surrender.

   A partial surrender or full surrender may have adverse tax consequences.

Policy Loan Risks

   A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan from the variable investment options and/or declared fixed interest account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the declared fixed interest account.

   We reduce the amount we pay on the insured person's death by the amount of any Policy loan and your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

   If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

   A discussion of the risks of each Fund may be found in each Fund's prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting your AGL representative or the Administrative Center shown under "Contact Information" on page 5.

   There is no assurance that any of the Funds will achieve its stated investment objective.

                               TABLES OF CHARGES

   The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future. No Policy owner will be charged more than the amount we show under "Maximum Guaranteed Charge" columns.

   AGL may also make available to individuals, corporations and other organizations other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

   The first table describes the fees and expenses that you will pay at the time that you buy the Policy, withdraw money from the Policy, or transfer amounts between investment options.

                                                Transaction Fees
----------------------------------------------------------------------------------------------------------------
                               When Charge is            Maximum Guaranteed
Charge                         Deducted                  Charge                       Current Charge
-----------------------------  ------------------------  ---------------------------- ----------------------------
Premium Expense Charge/1/      Upon receipt of each      9% of the amount of each     4% of the amount of each
                               premium payment/1/        premium payment, up to the   premium payment, up to the
                                                         target premium and 5% of     target premium and 5% of
                                                         any premium amounts in       any premium amounts in
                                                         excess of the target         excess of the target
                                                         premium/2/                   premium/2/

Overloan Protection Rider

  One-Time Charge              At time rider is          5.0% of Policy's             3.5% of Policy's
                               exercised                 accumulation value at time   accumulation value at time
                                                         rider is exercised           rider is exercised

Partial Surrender              Upon a partial surrender  The lesser of $25 or 2% of   $10
Processing Fee                 of your Policy            the partial surrender

Transfer Fee                   Upon a transfer of        $25 for each transfer/3/     $25 for each transfer/3/
                               accumulation value

Policy Loan Interest           Annually (on your Policy  4.75% of the loan balance/4/ 4.75% of the loan balance/4/
Charge - Policy Years 1-7/4/   anniversary)

Policy Owner Additional        Upon each request for a   $25                          $0
Illustration Charge            Policy illustration
                               after the first in a
                               Policy year.

--------
/1/   Beginning with Policy year four, the Charge is as follows:

      Policy year      Maximum Guaranteed Charge      Current Charge
      -----------      -------------------------      --------------
          4-7                      9%                       9%
      8 and later                  5%                       5%

      Each guaranteed and current charge is a percentage of the remainder of each premium payment.

/2/ The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on the age, sex and premium class of the insured person, the initial Specified Amount of Your Policy and the types and amounts of any additional benefits included in the Policy.

/3/   The first 12 transfers in a Policy year are free of charge.

/4/ After Policy Year 7, the Policy Loan Interest Charge will be 4.25% of the loan balance.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                                               Periodic Charges
                                      (other than Fund fees and expenses)
----------------------------------------------------------------------------------------------------------------
                                  When Charge is           Maximum Guaranteed
Charge                            Deducted                 Charge                        Current Charge
------------------------------    ----------------------   ---------------------------   ---------------------------
Flat Monthly Charge               Monthly, at the          $10                           $7
                                  beginning of each
                                  Policy month

Cost of Insurance Charge/1/

   Maximum Charge for the         Monthly, at the          $3.36 per $1,000 of net       $0.63 per $1,000 of net
   first Policy year - for a      beginning of each        amount at risk/2/             amount at risk attributable
   70 year old male, standard     Policy month             attributable to the Policy    to the Policy
   tobacco with a Specified
   Amount of $50,000

   Minimum Charge for the         Monthly, at the          $0.10 per $1,000 of net       $0.02 per $1,000 of net
   first Policy year - for a      beginning of each        amount at risk attributable   amount at risk attributable
   26 year old female,            Policy month             to the Policy                 to the Policy
   preferred non-tobacco with
   a Specified Amount of
   $50,000

   Example Charge for the         Monthly, at the          $0.56 per $1,000 of net       $0.09 per $1,000 of net
   first Policy year - for a      beginning of each        amount at risk attributable   amount at risk attributable
   50 year old male,              Policy month             to the Policy                 to the Policy
   preferred non-tobacco with
   a Specified Amount of
   $500,000

Daily Charge (mortality and
expense risk fee)

   Policy years 1-10/3, 4/        Daily                    annual effective rate of      annual effective rate of
                                                           0.65%/3/                      0.65%/3/

--------
/1/ The Cost of Insurance Charge will vary based on the insured person's sex, age, premium class, Policy year and Specified Amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 3 of your Policy will indicate the guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your AGL representative. Also, before you purchase the Policy, we will provide you hypothetical illustrations of Policy values based upon the insured person's age and premium class, the death benefit option, Specified Amount, planned periodic premiums, and riders requested.

/2/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

/3/   After the 10th Policy year, the daily charge will be as follows:

      Policy years 11-20....... annual effective rate of 0.40%
      Policy years 21+......... annual effective rate of 0.15% (guaranteed)
                                and 0.10% (current)

These reductions in the amount of the daily charge are guaranteed.

/4/ All percentages are calculated as a percent of accumulation value invested in the variable investment options.

   The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

                                               Periodic Charges
                                        (optional benefit riders only)
-------------------------------------------------------------------------------------------------------------
                                 When Charge is          Maximum Guaranteed
Optional Benefit Rider Charges   Deducted                Charge                       Current Charge
------------------------------   ----------------------  ---------------------------  ---------------------------
Flexible Term Rider

   Maximum Charge for the        Monthly, at the         $3.36 per $1,000 of net      $0.63 per $1,000 of net
   first Policy year - for a     beginning of each       amount at risk attributable  amount at risk attributable
   70 year old male, standard    Policy month            to the Policy                to the Policy
   tobacco with a Specified
   Amount of $50,000

   Minimum Charge for the        Monthly, at the         $0.10 per $1,000 of net      $0.02 per $1,000 of net
   first Policy year - for a     beginning of each       amount at risk attributable  amount at risk attributable
   26 year old female,           Policy month            to the Policy                to the Policy
   preferred non-tobacco with
   a Specified Amount of
   $50,000

   Example Charge for the        Monthly, at the         $0.56 per $1,000 of net      $0.09 per $1,000 of net
   first Policy year - for a     beginning of each       amount at risk attributable  amount at risk attributable
   50 year old male,             Policy month            to the Policy                to the Policy
   preferred non-tobacco with
   a Specified Amount of
   $500,000

Maturity Extension               Monthly, at the         $10                          $0
Accumulation Value Version       beginning of the
                                 Policy month which
                                 follows your original
                                 maturity date

Return of Premium

   Maximum Charge for the        Monthly, at the         $3.36 per $1,000 of net      $0.63 per $1,000 of net
   first Policy year - for a     beginning of each       amount at risk attributable  amount at risk attributable
   70 year old male, standard    Policy month            to the Policy                to the Policy
   tobacco with a Specified
   Amount of $50,000

   Minimum Charge for the        Monthly, at the         $0.10 per $1,000 of net      $0.02 per $1,000 of net
   first Policy year - for a     beginning of each       amount at risk attributable  amount at risk attributable
   26 year old female,           Policy month            to the Policy                to the Policy
   preferred non-tobacco with
   a Specified Amount of
   $50,000

   Example Charge for the        Monthly, at the         $0.56 per $1,000 of net      $0.09 per $1,000 of net
   first Policy year - for a     beginning of each       amount at risk attributable  amount at risk attributable
   50 year old male,             Policy month            to the Policy                to the Policy
   preferred non-tobacco with
   a Specified Amount of
   $500,000

   The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2006. Current and future expenses for the Funds may be higher or lower than those shown.

                       Annual Fund Fees and Expenses
             (expenses that are deducted from the Fund assets)
-----------------------------------------------------------------------------
Charge                             Maximum                    Minimum
-------------------------  ------------------------   ------------------------
Total Annual Fund
Operating Expenses for
all of the Funds
(expenses that are
deducted from portfolio
assets include
management fees,
distribution (12b-1)
fees, and other
expenses)/1/                         __%                        __%

   Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.

--------
/1/ Currently __of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2008. The impact of contractual reimbursements or fee waivers is as follows:

         Charge                     Maximum              Minimum
         -------------------  -------------------  -------------------
         Total Annual Fund
         Operating Expenses
         for all of the
         Funds After
         Contractual
         Reimbursement or
         Fee Waiver                   __%                  __%

                              GENERAL INFORMATION

American General Life Insurance Company

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name for AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R (the "Separate Account"). The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, the Separate Account is divided into 68 separate "divisions," 44 of which correspond to the 44 variable "investment options" currently available under the Policy. The remaining 24 divisions, and all of these 44 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

   The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies, and AGL is obligated to pay all amounts due the Policy owners under the Policies.

Additional Information

   We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with AGL

   When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

   Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the insured person's death, including any related documentation, to our Administrative Center address.

   E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

       E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. Alternatively, you may choose to receive these documents via CD ROM. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aigag.com and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

       E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aigag.com and complete the information on the introductory page under "Not an E-Service Member?" You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

       Telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone. See "Telephone transactions" on page 17):

       .  transfer of accumulation value;*
       .  change of allocation percentages for premium payments; *
       .  change of allocation percentages for Policy deductions; *
       .  telephone transaction privileges; *
       .  loan;
       .  full surrender;
       .  partial surrender;
       .  change of beneficiary or contingent beneficiary;
       .  loan repayments or loan interest payments;
       . change of death benefit option or manner of death benefit payment; . change in specified amount;

       . addition or cancellation of, or other action with respect to any benefit riders;
       . election of a payment option for Policy proceeds; and . tax withholding elections.

--------
*  These transactions are permitted by E-Service, by telephone or in writing.

   We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

   Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

Variable Investment Options

   We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Except as noted below, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). The text of the footnotes follows the table. Fund sub-advisers are shown in parenthesis.

Variable Investment Options                                        Investment Adviser (sub-adviser, if applicable)
-----------------------------------------------------------  -----------------------------------------------------------
AIM V.I. International Growth Fund - Series I Shares         A I M Advisors, Inc.

Alger American Leveraged AllCap Portfolio - Class O          Fred Alger Management, Inc.
Shares/1/

Alger American MidCap Growth Portfolio - Class O Shares      Fred Alger Management, Inc.

American Century VP Value Fund                               American Century Investment Management, Inc.

Credit Suisse Trust Small Cap Core I Portfolio               Credit Suisse Asset Management, LLC

Variable Investment Options                                        Investment Adviser (sub-adviser, if applicable)
------------------------------------------------------------ -----------------------------------------------------------
Fidelity(R) VIP Asset Manager(SM) Portfolio - Service Class  Fidelity Management & Research Company (FMR Co., Inc.)
2/2/                                                         (Fidelity International Investment Advisors)
                                                             (Fidelity International Investment Advisors (U.K.) Limited)
                                                             (Fidelity Investments Japan Limited)
                                                             (Fidelity Investments Money Management, Inc.)
                                                             (Fidelity Management & Research (U.K.) Inc.)
                                                             (Fidelity Research & Analysis Company)

Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2/3/ Fidelity Management & Research Company (FMR Co., Inc.)
                                                             (Fidelity International Investment Advisors)
                                                             (Fidelity International Investment Advisors (U.K.) Limited)
                                                             (Fidelity Investments Japan Limited)
                                                             (Fidelity Management & Research (U.K.) Inc.)
                                                             (Fidelity Research & Analysis Company)

Fidelity(R) VIP Equity-Income Portfolio - Service Class 2    Fidelity Management & Research Company (FMR Co., Inc.)
                                                             (Fidelity International Investment Advisors)
                                                             (Fidelity International Investment Advisors (U.K.) Limited)
                                                             (Fidelity Investments Japan Limited)
                                                             (Fidelity Management & Research (U.K.) Inc.)
                                                             (Fidelity Research & Analysis Company)

Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2/4/  Strategic Advisers(R), Inc.
                                                             Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2/5/  Strategic Advisers(R), Inc.
                                                             Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2/6/  Strategic Advisers(R), Inc.
                                                             Fidelity Management & Research Company

Fidelity(R) VIP Growth Portfolio - Service Class 2           Fidelity Management & Research Company (FMR Co., Inc.)
                                                             (Fidelity International Investment Advisors)
                                                             (Fidelity International Investment Advisors (U.K.) Limited)
                                                             (Fidelity Investments Japan Limited)
                                                             (Fidelity Management & Research (U.K.) Inc.)
                                                             (Fidelity Research & Analysis Company)

Fidelity(R) VIP Mid Cap Portfolio - Service Class 2          Fidelity Management & Research Company (FMR Co., Inc.)
                                                             (Fidelity International Investment Advisors)
                                                             (Fidelity International Investment Advisors (U.K.) Limited)
                                                             (Fidelity Investments Japan Limited)
                                                             (Fidelity Management & Research (U.K.) Inc.)
                                                             (Fidelity Research & Analysis Company)

Franklin Templeton VIP Franklin Small Cap Value Securities   Franklin Advisory Services, LLC
Fund - Class 2

Franklin Templeton VIP Franklin U.S. Government Fund -       Franklin Advisers, Inc.
Class 2

Franklin Templeton VIP Mutual Shares Securities Fund -       Franklin Mutual Advisers, LLC
Class 2/7/

Franklin Templeton VIP Templeton Foreign Securities Fund -   Templeton Investment Counsel, LLC
Class 2                                                      (Franklin Templeton Investment Management Limited)

Janus Aspen International Growth Portfolio - Service Shares  Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio - Service Shares        Janus Capital Management LLC

MFS(R) VIT New Discovery Series - Initial Class /8/          Massachusetts Financial Services Company

MFS(R) VIT Research Series - Initial Class /9/               Massachusetts Financial Services Company

Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I      Neuberger Berman Management Inc. (Neuberger Berman LLC)

Neuberger Berman AMT Socially Responsive Portfolio - Class   Neuberger Berman Management Inc. (Neuberger Berman LLC)
I/10/

Oppenheimer Balanced Fund/VA -Non-Service Shares/11/         OppenheimerFunds, Inc.

Oppenheimer Global Securities Fund/VA - Non-Service Shares   OppenheimerFunds, Inc.

PIMCO VIT CommodityRealReturn Strategy Portfolio -           Pacific Investment Management Company LLC
Administrative Class/12/

PIMCO VIT Real Return Portfolio - Administrative Class/13/   Pacific Investment Management Company LLC

PIMCO VIT Short-Term Portfolio - Administrative Class        Pacific Investment Management Company LLC

PIMCO VIT Total Return Portfolio - Administrative Class      Pacific Investment Management Company LLC

Variable Investment Options                                        Investment Adviser (sub-adviser, if applicable)
-----------------------------------------------------------  -----------------------------------------------------------
Pioneer Mid Cap Value VCT Portfolio - Class I Shares         Pioneer Investment Management, Inc.

Putnam VT Diversified Income Fund - Class IB                 Putnam Investment Management, LLC

Putnam VT International Growth and Income Fund - Class IB    Putnam Investment Management, LLC

SunAmerica ST Aggressive Growth Portfolio - Class 1 Shares   AIG SunAmerica Asset Management Corp.

SunAmerica ST Balanced Portfolio - Class 1 Shares/14/        AIG SunAmerica Asset Management Corp.
                                                             (J. P. Morgan Investment Management, Inc.)

VALIC Co. I International Equities Fund                      VALIC* (AIG Global Investment Corp.)

VALIC Co. I Mid Cap Index Fund                               VALIC* (AIG Global Investment Corp.)

VALIC Co. I Money Market I Fund                              VALIC* (AIG SunAmerica Asset Management Corp.)

VALIC Co. I Nasdaq-100(R) Index Fund                         VALIC* (AIG Global Investment Corp.)

VALIC Co. I Science & Technology Fund/15/                    VALIC* (RCM Capital Management, LLC)
                                                             (T. Rowe Price Associates, Inc.)
                                                             (Wellington Management Company, LLP)

VALIC Co. I Small Cap Index Fund                             VALIC* (AIG Global Investment Corp.)

VALIC Co. I Stock Index Fund                                 VALIC* (AIG Global Investment Corp.)

Van Kampen LIT Growth and Income Portfolio - Class I Shares  Van Kampen Asset Management

Vanguard** VIF High Yield Bond Portfolio                     Wellington Management Company, LLP

Vanguard** VIF REIT Index Portfolio                          The Vanguard Group, Inc.

--------
/1/ The Fund type for Alger American Leveraged AllCap Portfolio - Class O Shares is long-term capital appreciation.
/2/ The Fund type for Fidelity(R) VIP Asset Manager (SM) Portfolio - Service Class 2 is high total return.
/3/ The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 is long-term capital appreciation.
/4/ The Fund type for Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 is high total return.
/5/ The Fund type for Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 is high total return.
/6/ The Fund type for Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 is high total return.
/7/ The Fund type for Franklin Templeton VIP Mutual Shares Securities Fund - Class 2 is capital appreciation.
/8/ The Fund type for MFS(R) VIT New Discovery Series - Initial Class is capital appreciation.
/9/ The Fund type for MFS(R) VIT Research Series - Initial Class is capital appreciation.
/10/ The Fund type for Neuberger Berman AMT Socially Responsive Portfolio - Class I Shares is long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
/11/ The Fund type for Oppenheimer Balanced Fund/VA - Non-Service Shares is total return.
/12/ The Fund type for PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class is maximum real return.
/13/ The Fund type for PIMCO VIT Real Return Portfolio - Administrative Class is maximum real return.
/14/ The Fund type for SunAmerica ST Balanced Portfolio - Class 1 Shares is conservation of principal and capital appreciation.
/15/ The Fund type for VALIC Co. I Science & Technology Fund is long-term capital appreciation. This Fund is a sector fund.

*     "VALIC" means The Variable Annuity Life Insurance Company.
**    "Vanguard" is a trademark of the Vanguard Group, Inc.

   From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

   You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

   We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.

   We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

   We also receive what are referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

   From time to time some of these arrangements, except for 12b-1 arrangements, may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses we incur are greater than we anticipated. If the expenses we incur are less than we anticipated, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 38.

Voting Privileges

   We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

   We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

   If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

   In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Declared Fixed Interest Account

   We invest any accumulation value you have allocated to the declared fixed interest account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in the declared fixed interest account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 40. The "daily charge" described on page 38 and the fees and expenses of the Funds discussed on page 14 do not apply to the declared fixed interest account.

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account, but it will always be at an annual effective rate of at least 4%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Illustrations

   We may provide you with illustrations for your Policy's death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

   Before you purchase the Policy, we will provide you with what we refer to as a customized illustration. A customized illustration shows future benefits under the Policy based upon (1) the proposed insured person's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

   After you purchase the Policy and upon your request, we will provide a similar customized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a $25 fee for customized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                                POLICY FEATURES

Death Benefits

   Your specified amount of insurance. In your application to buy a Corporate America II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

   Your death benefit. You must choose one of the two options at the time we issue your Policy. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

    .  Option 1--The specified amount on the date of the insured person's death.

    . Option 2--The sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of notification of the insured person's death.

   See "Partial surrender" on page 33 for more information about the effect of partial surrenders on the amount of the death benefit.

   Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

   Any premiums we receive after notification of the insured person's death will be returned and not included in your accumulation value.

   Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

   Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

   If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, so long as the death benefit is large enough compared to the accumulation value to meet the test requirements.

   The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

   If at any time the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

   Under federal tax law rules, if you selected death benefit Option 1 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to a level where the required minimum death benefit becomes applicable. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1.

   If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher required minimum death benefit.)

   If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page 25 of your Policy. The required minimum death benefit percentage varies based on the age and sex of the insured person. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a 50 year old male, preferred non-tobacco. This individual is the same insured whose characteristics we used to illustrate the "Example Charge" in each of the Tables of Charges beginning on page 11 of the prospectus.

                         APPLICABLE PERCENTAGES UNDER
                         CASH VALUE ACCUMULATION TEST

Insured Person's Attained Age       40   45   50   55   60   65   70   75   99
-----------------------------      ---  ---  ---  ---  ---  ---  ---  ---  ---
              %                    344% 294% 252% 218% 191% 169% 152% 138% 104%

   If you selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the insured person's age is 40 or less, and decreases each year thereafter to 100% when the insured person's age is 95 or older.

   The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 and 95 are set forth in the following table.

                         APPLICABLE PERCENTAGES UNDER
                            GUIDELINE PREMIUM TEST

Insured Person's Attained Age*     40   45   50   55   60   65   70   75  95+
------------------------------    ---  ---  ---  ---  ---  ---  ---  ---  ---
               %                  250% 215% 185% 150% 130% 120% 115% 105% 100%

--------
* Age nearest birthday at the beginning of the Policy year in which the insured person dies.

   Your Policy calls the multipliers used for each test the "Death Benefit Corridor" rate.

Premium Payments

   Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a premium payment that is less than $300. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 25, will be allocated upon receipt to the available investment options you have chosen.

   Premium Payments and Transfer Requests in Good Order. We will accept the Policy owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy owner's investment options, contingent upon the Policy owner's providing us with instructions in good order. This means that the Policy owner's request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

   If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

   We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was cancelled.

   Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 42. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

   Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 28).

   Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

   Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill monthly, quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero ("Cash surrender value" is explained under "Full surrender" on page 33.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

   Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown under "Contact Information" on page 5 or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

   Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

   Transfers of existing accumulation value. The first 12 transfers in a Policy year are free of charge. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. We will charge you $25 for each additional transfer. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the declared fixed interest account is limited to the greater of:

    . 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary; or

    . the total amount you transferred or surrendered from the declared fixed interest account during the previous Policy year.

   Unless you are transferring the entire amount you have in an investment option, including the declared fixed interest account, each transfer must be at least $500. See "Additional Rights That We Have" on page 37.

   Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

   Under dollar cost averaging, we automatically make transfers of your accumulation value from your chosen investment option to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 28.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in your chosen investment option from which you are making transfers becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Market Timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

    . dilution in the value of Fund shares underlying investment options of other Policy owners;

    .  interference with the efficient management of the Fund's portfolio; and

   We have policies and procedures affecting your ability to make exchanges within your Policy. We use the term "exchange" to mean two things. An exchange can be your allocation of all or a portion of a new premium payment to an investment option. An exchange can also be a transfer of your accumulation value in one investment option (all or a portion of the value) to another investment option. We are required to monitor the Policies to determine if a Policy owner requests:

    . an exchange out of a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange into that same variable investment option; or

    . an exchange into a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange out of that same variable investment option; or

    . an exchange out of a variable investment option, other than the money market investment option, followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or

    . an exchange into a variable investment option, other than the money market investment option, followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

   If any of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violation of this policy will result in the suspension of Policy transfer privileges for six months. Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

   The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

   In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

   Restrictions initiated by the Funds. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

   Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

Changing the Specified Amount of Insurance

   Increase in coverage. At any time while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

   We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase. These charges are the same as they would be if we were instead issuing the same amount of additional coverage as a new Corporate America II Policy. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

   Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. If the insured is younger than 65, the death benefit may be reduced to no less than $50,000, otherwise the minimum is $25,000 (or, if greater, the minimum amount the tax law requires). There is no partial surrender fee assessed for decreases in the specified amount. A decrease in specified amount does not reduce the charges under your Policy.

Changing Death Benefit Options

   Change of death benefit option. You may at any time before the death of the insured person request us to change your choice from death benefit Option 1 to Option 2 or vice-versa:

    . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change.

    . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

   Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 43 of this prospectus to learn about possible adverse tax consequences of changing your insurance coverage under your Policy.

Effective Date of Policy and Related Transactions

   Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

   We compute policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

   Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

   Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

   Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death.

   Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate insurance rate class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

   Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

   Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in
(b) above.

   Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

    . Increases or decreases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day if your request is approved that day or on the next monthly deduction day following approval if we approve your request on any other day of the month;

    . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

    . If you exercise the right to return your Policy described under "Free look period," on page 25 of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mailed it to us, the day it is postmarked; and

    . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Internal Revenue Code of 1986, as amended (the "Code"). If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Reports to Policy Owners

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                           ADDITIONAL BENEFIT RIDERS

Riders

   You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. The reduction in accumulation value lowers your amount available for withdrawals and could cause your Policy to lapse sooner than it would have otherwise. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

   Flexible Term Rider. This rider provides a death benefit coverage in addition to the base Policy death benefit. The cost of insurance rates are the same as for the base Policy. Use of this rider to provide a portion of the total death benefit reduces the target premium and can reduce the premium expense charge, which increases the accumulation value. You can change the amount of the rider, subject to our rules and procedures.

   We pay a higher level of compensation for the sale of the base Policy death benefit than for the additional death benefit coverage you purchase under this rider.

   Return of Premium Rider. This rider provides increases in the death benefit equal to the sum of all premiums paid for the Policy, including premiums for all riders, less:

    . the total amount of all partial withdrawals from the Policy's cash surrender value; and

    .  the amount of any Policy loan, reduced by unearned loan interest, if any.

The Return of Premium Rider may not be selected with Death Benefit Option 2. You can purchase this rider only at the time we issue your Policy.

   Maturity Extension Rider. This rider permits you to extend the Policy's maturity date beyond what it otherwise would be.

   The death benefit after the original maturity date will be equal to the accumulation value on the date of the insured person's death. All accumulation value that is in the Separate Account can remain there.

   No additional premium payments, new loans, monthly insurance charge, or changes in specified amount will be allowed after the original maturity date. Any outstanding loans still must be paid or any unpaid loan will be deducted from the proceeds we pay following notification of the insured person's death. There is a flat monthly charge of no more than $10 each month after the original maturity date. You can select this rider at any time before the maturity date. In Illinois, you may elect this rider only after we issue your Policy and prior to the original maturity date. After this rider is elected, it may not be revoked.

   Extension of the maturity date beyond the insured person's age 100 may result in the current taxation of increases in your Policy accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

   Overloan Protection Rider. This rider guarantees that your Policy will not lapse due to interest charges on outstanding Policy loans. This rider allows you to retain the death benefit coverage under your Policy and discontinue paying premiums. You may select this rider at any time and exercise it immediately.

   There is a one-time charge for this rider, currently equal to 3.5% of your Policy's accumulation value when the rider is exercised. This charge will never be greater than 5% of the accumulation value. There is no charge if the rider is never exercised.

   You can request to exercise the rider when:

    . The sum of outstanding Policy loans equals or exceeds 94% of the cash value; and

    .  The Policy has been in force at least until the later of:

       (a) the Policy anniversary nearest the insured person's age 75; or
       (b) the 15th Policy anniversary.

   The exercise date of the rider is the monthly deduction day on or next following the date we receive your written request and all requirements for exercising the rider are satisfied. Here are the requirements:

    . There must be sufficient cash surrender value to cover the one-time charge;

    . Death benefit Option 1 must be in force (death benefit Option 1 is equal to the specified amount on the date of the insured person's death);

    .  The Policy must not be a modified endowment contract;

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    .  The sum of all partial surrenders taken to date must equal or exceed the sum of all premiums paid;

    . The sum of all outstanding policy loans must equal or exceed the sum of the specified amount plus the death benefit amount of any term insurance rider issued on the life of the Policy's insured person; and

    . There can be no riders in force that require charges after the exercise date, other than the maturity extension rider or term riders (a term rider cannot require a change in its death benefit amount that is scheduled to take effect after the exercise date).

   On the exercise date the portion of your accumulation value not offset by your outstanding Policy loans will be transferred to, or will remain in, the Fixed Account.

   The following conditions apply beginning with the exercise date:

    . Interest will continue to be credited to your accumulation value and charged against outstanding loans;

    . All future monthly deductions will be waived, including those for the maturity extension rider and any term rider;

    .  No additional premiums will be accepted;

    .  The Policy cannot become a modified endowment contract;

    .  No new policy loans or partial surrenders will be allowed;

    .  Policy loans can be repaid;

    . No changes will be allowed in the specified amount or choice of death benefit Option;

    . No transfers or allocations of accumulation value from the Fixed Account will be allowed; and

    . The Policy's death benefit will be the applicable Death Benefit Corridor Rate times the greater of the accumulation value and the outstanding total Policy loan amount.

   The rider will terminate on the earlier of the following dates:

    .  Upon your written request to terminate the rider; or

    .  Upon termination of the Policy.

Tax Consequences of Additional Rider Benefits

   Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 43. You should consult a qualified tax adviser.

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                              POLICY TRANSACTIONS

   The following transactions may have different effects on the accumulation value, death benefit, Specified Amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 22. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 38.

E-Delivery, E-Service, Telephone Transactions and Written Transactions

   See page 16 for information regarding E-Delivery, E-Service, telephone transactions and written transactions.

Withdrawing Policy Investments

   Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value less any Policy loans, plus any unearned loan interest. We call this amount your "cash surrender value." During the first Policy year, the cash surrender value will be equal to (accumulation value less any Policy loans) plus 40% of the premium expense charge from each premium payment made during the first Policy year. During the second Policy year, the cash surrender value will be equal to (accumulation value less any Policy loans) plus 20% of the premium expense charge from each premium payment made during the first Policy year.

   Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges. We will not permit a partial surrender if it would cause your Policy to fail to qualify as life insurance under the tax laws. The specified amount remaining after a partial surrender will not be less than the minimum amount allowed.

   You may apply for a partial surrender without reducing your Policy's specified amount of insurance if you meet certain requirements established by us, including satisfactory evidence of insurability.

   You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

   There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

   Exchange of Policy in certain states. Certain states require that a Policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

   Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on your loan and on any existing Policy loans to your next Policy anniversary. The minimum amount you can borrow is $500 or, if less, your Policy's cash

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

surrender value less the loan interest payable to your next Policy anniversary. These rules are not applicable in all states.

   We remove from your investment options an amount equal to your loan and hold that amount as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed annual effective rate of 4% (rather than any amount you could otherwise earn in one of our investment options). We charge you interest on your loan at an annual effective rate of 4.75% for the first seven years payable in arrears and 4.25% thereafter payable in arrears. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

   When a loan is made, we will cancel units from each applicable division of the Separate Account and reduce the unloaned portion of the general account in the ratio that the loan bears to the unloaned Accumulation Value of your Policy, unless you specify otherwise in writing. The amount being borrowed from the Separate Account will be transferred to the general account.

   You may repay all or part of your loan at any time before the death of the insured while your Policy is in force. Each repayment must be at least $100 or the entire loan balance, if less. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Repayment of a loan will be allocated to the general account. You may tell us how to allocate repayments in excess of any loaned amount. If you do not tell us, any amount in excess of the loaned amount will be transferred from the general account to the divisions in the same ratio currently in effect for the allocation of net premiums. Any unpaid loan and loan interest will be deducted from the proceeds we pay following notification of the insured person's death.

   Maturity of your Policy. If the insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 100th birthday, unless you have elected the Maturity Extension Rider. See "Additional Benefit Riders" on page 30.

   Extension of the maturity date beyond the insured person's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

   Tax considerations. Please refer to "Federal Tax Considerations" on page 42 for information about the possible adverse tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                POLICY PAYMENTS

Payment Options

   The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days of the date of notification of the insured person's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days of full surrender or the maturity date.

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

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

    .  Option 1--Equal monthly payments for a specified period of time.

    . Option 2--Equal monthly payments of a selected amount until all amounts are paid out.

    . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

    . Option 4--Proceeds left to accumulate at an interest rate of 3% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

   Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment Policy that we issue when any such option takes effect.

   Interest rates that we credit under each option will be at least 3%.

   Change of payment option. The owner may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

   Tax impact. If a payment option is chosen, the Policy owner or the beneficiary may have tax consequences. The Policy owner or the beneficiary should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

The Beneficiary

   You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

   You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must

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

provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

   General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

   Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

   Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

    .  the NYSE is closed other than weekend and holiday closings;

    .  trading on the NYSE is restricted;

    . an emergency exists as determined by the SEC or other appropriate regulatory authority such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

    .  the SEC by order so permits for the protection of investors.

   Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

   Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

    . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

    . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

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

   Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

Adjustments to Death Benefit

   Suicide. If the insured commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders. A new two year period begins if you increase the specified amount. You can increase the specified amount only if the insured is living at the time of the increase. In this case, if the insured commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

   Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

   Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                        ADDITIONAL RIGHTS THAT WE HAVE

   We have the right at any time to:

    . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

    . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

    . change interest rates and charges as long as we stay within the minimum and maximum charges permitted in your Policy;

    . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

    . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other regulatory approvals;

    . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

    .  change our underwriting and premium class guidelines;

    . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate

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

       Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

    . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

   You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval.

   We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations.

   Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

   State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

   Variations in expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

   You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                           CHARGES UNDER THE POLICY

   Premium expense charge. In Policy year 1 through 3, we currently deduct 4% of the premiums paid, up to the "target premium" and then 5% on any premium paid in excess of the target premium. In Policy year 4 through 7, we currently deduct 9% of the premiums paid, up to the "target premium" and then 5% on any premium paid in excess of the target premium. The amount we deduct in year 8 and thereafter is 5% of all premium payments. The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe to be reasonable. We receive this charge to cover costs associated with issuance of the Policy and administrative services.

   Daily charge (mortality and expense risk fee). We make a daily deduction, proportionately from your chosen variable investment options, at an annual effective rate of 0.65% of your accumulation value that is then being invested in any of the investment options for the costs associated with the mortality and expense risks we assume under the Policy. After a Policy has been in effect for 10 years, we will reduce the rate of the charge to a maximum of 0.40%, and after 20 years, we will further reduce the charge to a maximum of 0.15%. The daily deduction charges are the maximums we may charge; we may charge less, but we can never charge more.

   Flat monthly charge. We will deduct, from the investment option(s) you specify, $7 per month from your accumulation value to cover administrative services we perform, such as regulatory mailings and responding to Policy Owners' inquiries. Also, we have the right to raise this charge at any time to not more than $10 per month.

   Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by Policy loans if the insured person died on that date and
(b) the then total accumulation value under the Policy. For an otherwise identical Policy, a greater amount at risk results in a higher monthly insurance charge. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy after the insured person dies. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy.

   Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

   In general, our cost of insurance rates increase with the insured person's age. The longer you own your Policy, the higher the cost of insurance rate will be. Also, our cost of insurance rates will generally be lower if the insured person is a female than if a male.

   Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers. Insured persons who present particular health, occupational or non-work related risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

   We may offer the Policy on a guaranteed issue basis to certain groups or classes based on our established guidelines, including face amount limitations. Our cost of insurance rates will generally be higher for a guaranteed issue Policy, because there is no medical underwriting. An insured person with no particular health risk would generally pay more for a Policy issued on a guaranteed issue basis.

   Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

   Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the insured person or the specific coverage you choose under the rider. The riders we offer are flexible term rider, return of premium rider, maturity extension rider and overloan protection rider. The riders are described beginning on page 30, under "Additional Benefit Riders." The specific charges for any riders you choose are shown on page 3 of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

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

   Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender. This fee does not apply to reductions in specified amount.

   Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

   Illustrations. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

   Policy loans. We remove from your investment options an amount equal to your loan and hold that amount as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed annual effective rate of 4% (rather than any amount you could otherwise earn in one of our investment options). We charge you interest on your loan at an annual effective rate of 4.75% for the first seven years payable in arrears and 4.25% thereafter and payable in arrears. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

   Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Charges on pages 11 - 14. All maximum guaranteed charges also appear in your Policy.

   For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" below.

   Allocation of charges. You may choose the investment options from which we deduct all monthly charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

   Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

    . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

    . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

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

    . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

    . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

   The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy after the insured person dies.

   General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

   Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

   AGL may also make available to individuals, corporations and other organizations other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

   Change of tobacco use. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has stopped tobacco use for a sufficient period.

   Gender neutral Policy. Our cost of insurance charge rates for a unisex Policy will not be greater than the comparable male rates illustrated in this prospectus.

   Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

   Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page 39.

                              ACCUMULATION VALUE

   Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 38 under "Premium Expense Charge." We invest the rest in one or more of the investment options listed in the chart beginning on page 17. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

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

   Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 38 under "Charges under the Policy."

   You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See "Contact Information" on page 5.

   We invest any accumulation value you have allocated to the declared fixed interest account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in the declared fixed interest account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 40. The "daily charge" described on page 38 and the charges and expenses of the Funds discussed on page 14 do not apply to the declared fixed interest account.

   Policies are "non-participating." You will not be entitled to any dividends from AGL.

                        POLICY LAPSE AND REINSTATEMENT

   If your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. In the Policy, you will find additional information about the values and terms of a Policy after it is reinstated. Oregon residents must reinstate within three years.

                          FEDERAL TAX CONSIDERATIONS

   Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

   Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

   This discussion is based on current federal income tax law and interpretations. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

   We do not know the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service. For instance, the United States Congress has in the past and may in the future consider legislation that, if adopted, could significantly affect the tax treatment of corporate-owned life insurance.

   Current law provides for limited interest deductibility on indebtedness incurred by a corporation, which is the owner and beneficiary of a contract and which is used to purchase a life insurance, annuity or endowment contract, on the life of an officer or 20% owner of the business. Deductibility on such "key person" insurance is limited to indebtedness that does not exceed an aggregate amount of $50,000 with respect to all policies covering a given individual. Proposals have been made to change the income tax consequences of corporate owned life insurance. To date, no proposals have been adopted which would affect the taxation of corporate owned life insurance. You should consult your tax adviser for further information.

   General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under
Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

    . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

    . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

   The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract", as explained in the following discussion. In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

   Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

If, at any time during the first seven Policy years:

    .  you have paid a cumulative amount of premiums;

    . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit insurance policy; and

    . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

then your Policy will be a modified endowment contract.

   Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined by taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount and certain other changes.

   If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

   We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract. A life insurance policy that is received in a tax free I.R.C. Section 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

   Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

   Rider benefits. We believe that premium payments and any death benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding any rider you may purchase.

   Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

   After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

   On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

   Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

    . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) or partial surrenders;

    . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

    . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

For modified endowment contracts, your basis:

    .  is similar to the basis described above for other policies; and

    . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

   A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

    .  to taxpayers 59 1/2 years of age or older;

    .  in the case of a disability (as defined in the Code); or

    . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

   Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

   Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

   Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

   The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate
Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

   Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for Federal estate tax purposes.

   The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the 2001 Act) brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $2.0 million for decedents dying in 2007. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Internal Revenue Code will thereafter be applied and administered as if these provisions had not been enacted.

   As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $2.0 million in 2007. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

   The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

   Life Insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

   In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

   In addition, it should be noted that split dollar arrangement characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

   Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

   Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

   The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining P.S. 58 costs are currently provided under Notice 2002-8, I.R.B. 2002-1 CB 398.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

   Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

   ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

   Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate
Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

   We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

   Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

   When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

   In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

   Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                               LEGAL PROCEEDINGS

   AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

   The principal underwriter and distributor of the Policies, American General Equity Services Corporation ("AGESC"), offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the SAI.

   On February 9, 2006, American International Group, Inc. ("AIG"), the parent company and an affiliated person of the AGL, the Separate Account, and its principal underwriter, AGESC, announced that it had consented to the settlement of an injunctive action instituted by the Securities and Exchange Commission ("SEC"). In its complaint, the SEC alleged that AIG violated Section 17(a) of the Securities Act of 1933, as amended, Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5, 12b-20, 13a-1 and 13b2-1 promulgated thereunder, in connection with AIG's accounting and public reporting practices. The conduct described in the complaint did not involve any conduct of AIG or its subsidiaries related to their investment advisory or distribution activities with respect to the variable product in which you are invested.

   AIG, without admitting or denying the allegations in the complaint (except as to jurisdiction), consented to the entry of an injunction against further violations of the statutes referred to above. Absent exemptive relief granted by the SEC, the entry of such an injunction would prohibit AIG and its affiliated persons from, among other things, serving as an investment adviser of any registered investment management company or principal underwriter for any registered open-end investment company pursuant to Section 9(a) of the Investment Company Act of 1940, as amended ("1940 Act"). Certain affiliated persons of AIG, including AGL, the Separate Account and AGESC, received a temporary order from the SEC pursuant to Section 9(c) of the 1940 Act with respect to the entry of the injunction, granting exemptive relief from the provisions of Section 9(a) of the 1940 Act. The temporary order permits AIG and its affiliated persons, including AIG's investment management subsidiaries, to serve as investment adviser, sub-adviser, principal underwriter or sponsor of variable products. It is expected that a permanent exemptive order will be granted, although there is no assurance the SEC will issue the order.

   Additionally, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the Attorney General of the State of New York ("NYAG") and the New York State Department of Insurance ("DOI"), regarding accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

   As a result of the settlements with the SEC, the DOJ, the NYAG and the DOI, AIG has made payments totaling approximately $1.64 billion. In addition, as part of its settlements, AIG has agreed to retain for a period of three years an Independent Consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

   Subject to the receipt of permanent relief, AGL, the Separate Account and AGESC believe that the settlements are not likely to have a material adverse effect on their ability to perform services relating to their variable products.

                             FINANCIAL STATEMENTS

   The Financial Statements of AGL and the Separate Account can be found in the Statement of Additional Information. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019, or call us at 1-800-340-2765.

                      INDEX OF SPECIAL WORDS AND PHRASES

                                                                      Page to
                                                                    See in this
Defined Term                                                        Prospectus
------------                                                        -----------
accumulation value.................................................     41
Administrative Center..............................................      5
automatic rebalancing..............................................     26
beneficiary........................................................     35
cash surrender value...............................................      7
cash value accumulation test.......................................     22
close of business..................................................     28
Code...............................................................     30
Contact Information................................................      5
Date of Issue......................................................     29
death benefit......................................................      6
dollar cost averaging..............................................     26
grace period.......................................................      9
guideline premium test.............................................     22
loan...............................................................      7
loan interest......................................................      7
Maturity Date......................................................     34
modified endowment contract........................................     43
monthly deduction days.............................................     29
monthly insurance charge...........................................     39
payment options....................................................     35
Planned Periodic Premium...........................................     25
Policy months......................................................     29
Policy year........................................................     29
premium payments...................................................     24
required minimum death benefit.....................................     22
required minimum death benefit percentage..........................     23
reinstatement......................................................     42
Separate Account...................................................     15
specified amount...................................................     22
target premium.....................................................     11
valuation date.....................................................     28
valuation period...................................................     28

[LOGO OF AIG AMERICAN GENERAL]

For additional information about the Corporate America       For E-Service
II Policies and the Separate Account, you may request a  and E-Delivery, or to
copy of the Statement of Additional Information (the     view and print Policy
"SAI"), dated August __, 2007. We have filed the SAI      or Fund prospectuses
with the SEC and have incorporated it by reference into       visit us at
this prospectus. You may obtain a free copy of the SAI       www.aigag.com
and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at 2727-A
Allen Parkway, Houston, Texas 77019 or call us at (713)
831-3443. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the Corporate
America II Policies, including, personalized illustrations of death benefits, cash surrender values, and cash values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's
Public Reference Room in Washington, D.C. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public
Reference Section of the SEC, 100 F Street N.E.,
Washington, D.C. 20549.

Policies issued by:
American General Life Insurance Company
A member company of American International Group, Inc.
2727-A Allen Parkway, Houston, TX 77019

Corporate America Flexible Premium Variable Universal
Life Insurance
Policy Form Number 99301

Not available in the state of New York

Distributed by American General Equity Services
Corporation
Member NASD
A member company of American International Group, Inc.

                                                             [LOGO OF IMSA
                                                               INSURANCE
                                                              MARKETPLACE
                                                               STANDARDS
The underwriting risks, financial obligations and             ASSOCIATION]
support functions associated with the products issued
by American General Life Insurance Company ("AGL") are     Membership in IMSA
its responsibility. AGL is responsible for its own          applies only to
financial condition and contractual obligations. AGL     American General Life
does not solicit business in the state of New York. The  Insurance Company and
Policies are not available in all states.                 not to its products.

(C) 2007 American International Group, Inc. All rights
reserved.                                                ICA File No. 811-08561

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VL-R

                             CORPORATE AMERICA II

          FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   ISSUED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                         VUL ADMINISTRATION DEPARTMENT

                   P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

  TELEPHONE: 1-800-340-2765; 1-713-831-3443; HEARING IMPAIRED: 1-888-436-5258

                      STATEMENT OF ADDITIONAL INFORMATION

                             DATED AUGUST __, 2007

   This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for American General Life Insurance Company Separate Account VL-R (the "Separate Account" or "Separate Account VL-R") dated August __, 2007, describing the Corporate America II flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The Policy prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                               TABLE OF CONTENTS

GENERAL INFORMATION........................................................ 3

   AGL..................................................................... 3
   Separate Account VL-R................................................... 3

SERVICES................................................................... 3

DISTRIBUTION OF THE POLICIES............................................... 4

PERFORMANCE INFORMATION.................................................... 5

ADDITIONAL INFORMATION ABOUT THE POLICIES.................................. 6

       Gender neutral policies............................................. 6
       Cost of insurance rates............................................. 6
       Certain arrangements................................................ 6
   More About the Fixed Account............................................ 6
       Our general account................................................. 6
       How we declare interest............................................. 7
   Adjustments to Death Benefit............................................ 7
       Suicide............................................................. 7
       Wrong age or gender................................................. 7
       Death during grace period........................................... 7

ACTUARIAL EXPERT........................................................... 7

MATERIAL CONFLICTS......................................................... 8

FINANCIAL STATEMENTS....................................................... 8

   Separate Account Financial Statements................................... 8
   AGL Financial Statements................................................ 9

INDEX TO FINANCIAL STATEMENTS.............................................. 9

   Separate Account VL-R Financial Statements.............................. 9
   AGL Consolidated Financial Statements................................... 9

                              GENERAL INFORMATION

AGL

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, Separate Account VL-R is divided into 68 separate "divisions," 44 of which are available under the Policies offered by the prospectus as variable "investment options". All of these 44 divisions and the remaining 24 divisions are offered under other AGL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

   The assets in Separate Account VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

                                   SERVICES

   AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2006, 2005 and 2004, AGL paid AGLC for these services $340,329,330, $317,771,939 and $329,659,308, respectively.

   We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                         DISTRIBUTION OF THE POLICIES

   American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, TX 77019, a Delaware corporation and a direct wholly-owned subsidiary of AGL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

   The Policies are offered on a continuous basis.

   We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

   We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

    . in the first Policy year, 20% of the premiums paid up to a "target" amount and 4% of the premiums in excess of the target amount;

    . in Policy years 2 through 7, 6% of the premiums paid up to the target amount and 2-1/2% of the premiums in excess of the target amount;

    . in Policy years 8 through 15, 2% of the premiums paid up to the target amount, 1% of the premiums in excess of the target amount and 0.10% of the Policy's accumulation value (reduced by any outstanding loans);

    . in Policy years 16 and thereafter, 1% of the premiums paid up to the target amount, 1% of the premiums in excess of the target amount; and 0.10% of the Policy's accumulation value (reduced by any outstanding loans);

    . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

    . any amounts that we may pay for broker-dealers' or banks' expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

   The greater the amount of death benefit you select by using the Flexible Term Rider, the less compensation we would pay for the sale of the Policy. We will pay the maximum level of compensation if the owner chooses only the base Policy death benefit.

   The maximum value of any alternative amounts we may pay for sales of the Policy is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

   We pay the compensation directly to any selling broker-dealer firm. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in the prospectus. Each broker-dealer firm, in turn, may compensate its registered representative who acts as an agent in selling you a Policy.

   We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our affiliated broker-dealers and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                            PERFORMANCE INFORMATION

   From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

   We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

   We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                   ADDITIONAL INFORMATION ABOUT THE POLICIES

   Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Policies for sale in situations which, under current law, require gender-neutral premiums or benefits.

   Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

   Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Funds as of a certain date, usually paid at the end of each calendar quarter. Except for the PIMCO Variable Insurance Trust, these amounts will not be paid by the Funds or Policy owners.

More About the Fixed Account

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an effective annual rate of at least 4%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

   Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

   A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

   Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

   Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                               ACTUARIAL EXPERT

   Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                              MATERIAL CONFLICTS

   We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

    .  state insurance law or federal income tax law changes;

    .  investment management of an investment portfolio changes; or

    . voting instructions given by owners of variable life insurance Policies and variable annuity contracts differ.

   The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

   If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

   When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP ("PwC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent registered public accounting firm for AGL. AIG uses PwC as its corporate-wide auditing firm.

Separate Account Financial Statements

   The statement of net assets as of December 31, 2006 and the related statement of operations for the year then ended and statements of changes in net assets for the two years ended December 31, 2006 of the Separate Account, appearing herein, have been audited by PwC, an independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

AGL Financial Statements

   The consolidated balance sheets of AGL as of December 31, 2006 and 2005 and the related statements of income, shareholder's equity, comprehensive income and cash flows for the three years ended December 31, 2006, appearing herein, have been audited by PwC, an independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

                         INDEX TO FINANCIAL STATEMENTS

   You should consider the financial statements of AGL that we include in this SAI as bearing on the ability of AGL to meet its obligations under the Policies.

I.  Separate Account VL-R Financial Statements                                         Page
----------------------------------------------                                         ----

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm... VL-R - 1
Statement of Net Assets as of December 31, 2006....................................... VL-R - 2
Statement of Operations for the year ended December 31, 2006.......................... VL-R - 4
Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005..... VL-R - 6
Notes to Financial Statements......................................................... VL-R - 24

II.  AGL Consolidated Financial Statements                                             Page
------------------------------------------                                             ----

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm... F - 1
Consolidated Balance Sheets as of December 31, 2006 and 2005.......................... F - 2
Consolidated Statements of Income for the years ended
    December 31, 2006, 2005 and 2004.................................................. F - 4
Consolidated Statements of Shareholder's Equity for the years ended
    December 31, 2006, 2005 and 2004.................................................. F - 5
Consolidated Statements of Comprehensive Income for the years ended
    December 31, 2006, 2005 and 2004.................................................. F - 6
Consolidated Statements of Cash Flows for the years ended
    December 31, 2006, 2005 and 2004.................................................. F - 7
Notes to Consolidated Financial Statements............................................ F - 9

                           PART C: OTHER INFORMATION

Item 26. Exhibits

(a)   Board of Directors Resolution.

      (1) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

(b)   Custodian Agreements.    Inapplicable.

(c)   Underwriting Contracts.

      (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (21)

      (2)       Form of Selling Group Agreement. (22)

      (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this Registration Statement).

(d)   Contracts.

      (1) Specimen form of the "Corporate America II" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 99301. (Filed herewith)

      (2) Specimen form of Extension of Maturity Date Rider, Form No. 96110. (To be filed by Amendment)

      (3) Specimen form of Return of Premium Death Benefit Rider, Form No. 95150. (To be filed by Amendment)

      (4) Specimen form of Adjustable Term Life Insurance Benefit Rider to Age 100, Form No. 96900. (To be filed by Amendment)

      (5) Form of Overloan Protection Rider, Form No. 07620. (Filed herewith)

(e)   Applications.

      (1) Specimen form of Life Insurance Application - Part A, Form No. AGLC 100565-2003. (26)

      (2) Specimen form of Life Insurance Application - Part B, Form No. AGLC 100566-2003. (19)

      (3) Specimen form of Variable Universal Life Insurance Supplemental Application. (To be filed by Amendment)

      (4)      Form of Service Request Form. (To be filed by Amendment)

      (5)      Form of Cash Disbursement Request Form, Form No. AGLC0109
               Rev0904. (27)

      (6)      Form of Assignment Form, Form No. AGLC0205 Rev0904. (27)

      (7) Form of Electronic Funds Authorization Form, Form No. AGLC0220 Rev0904. (27)

      (8)      Form of Name and Address Change Form, Form No. AGLC0222
               Rev0904. (27)

      (9)      Form of Change of Ownership Form, Form No. AGLC0013 Rev0705.
               (27)

      (10)     Form of Cash Surrender Request Form, Form No. AGLC0112 Rev0403.
               (27)

      (11)     Form of Change of Beneficiary Form, Form No. AGLC0108 Rev0904.
               (27)

      (12) Specimen form of Limited Temporary Life Insurance Application, Form No. AGLC101431-2005. (26)

      (13) Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance Form, Form No. AGLC 100440-2002. (27)

      (14) Form of In-Force Change Application Form, Form No. AGLC 100386-2002. (27)

      (15)     Form of Service Request Form, Form No. AGLC0107 0904. (27)

(f)   Depositor's Certificate of Incorporation and By-Laws.

      (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

      (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

      (3) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (3)

(g)   Reinsurance Contracts.

      (1) Form of Reinsurance Agreement between American General Life Insurance Company and General & Cologne Life Re of America. (30)

      (2) Form of Reinsurance Agreement between American General Life Insurance Company and Munich American Reassurance Company. (30)

      (3) Form of Reinsurance Agreement between American General Life Insurance Company and RGA Reinsurance Company. (30)

      (4) Form of Reinsurance Agreement between American General Life Insurance Company and Swiss Re Life & Health America, Inc. (30)

(h)   Participation Agreements.

      (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

      (1)(b) Form of Amendment No. 4 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (14)

      (1)(c) Form of Amendment No. 6 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (23)

      (1)(d) Form of Amendment No. 10 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (To be filed by Amendment)

      (2)(a) Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (13)

      (3)(a) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (12)

      (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. and American Century Investment Services, Inc. (25)

      (4)(a) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (15)

      (5)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (15)

      (5)(b) Form of Seventh Amendment to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (To be filed by Amendment)

      (6)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (15)

      (6)(b) Form of Seventh Amendment to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (To be filed by Amendment)

      (7)(a) Form of Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company. (13)

      (7)(b) Form of Third Amendment to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund III, Fidelity Distributors Corporation and American General Life Insurance Company. (To be filed by Amendment)

      (8)(a) Form of Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of October 1, 2002. (24)

      (8)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of March 31, 2006. (28)

      (8)(c) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (To be filed by Amendment)

      (9)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (15)

      (9)(b) Form of Amendment No. 6 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (To be filed by Amendment)

      (10)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and
               Massachusetts Financial Services Company. (6)

      (10)(b) Form of Amendment No. 5 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (15)

      (10)(c) Form of Amendment No. 12 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (To be filed by Amendment)

      (10)(d) Form of Letter Amendment to the Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company.
               (30)

      (11)(a) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (12)

      (11)(b) Form of Assignment and Modification Agreement to Fund Participation Agreement (formerly known as Sales Agreement) by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (12)

      (11)(c) Form of Amendment to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (29)

      (11)(d) Form of Amendment No. 2 to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (To be filed by Amendment)

      (12)(a) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (17)

      (12)(b) Form of Amendment No. 3 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (To be filed by Amendment)

      (13)(a) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (15)

      (13)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC.
               (27)

      (14)(a) Form of Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (24)

      (14)(b) Form of Amendment No. 1 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (27)

      (14)(c) Form of Amendment No. 2 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (To be filed by Amendment)

      (15)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

      (16)(a) Form of Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company. (16)

      (16)(b) Form of Addendum to Fund Participation Agreement For Class A Shares by and between SunAmerica Series Trust and American General Life Insurance Company. (25)

      (16)(c) Form of Amendment to Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company, dated July 2, 2003. (20)

      (17)(a) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (9)

      (17)(b) First Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (7)

      (17)(c) Form of Second Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (15)

      (17)(d) Form of Third Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (14)

      (17)(e) Form of Fourth Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (20)

      (17)(f) Form of Seventh Amendment to Participation Agreement among The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (To be filed by Amendment)

      (18)(a) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

      (18)(b) Amendment Number 1 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (7)

      (18)(c)  Form of Amendment Number 6 to Amended and Restated
               Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (14)

      (18)(d)  Form of Amendment Number 8 to Amended and Restated
               Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (4)

      (18)(e) Form of Amendment Number 12 to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation. (To be filed by Amendment)

      (19)(a) Form of Participation Agreement by and among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (15)

      (19)(b) Form of Third Amendment to Participation Agreement by and among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (To be filed by Amendment)

      (20)(a) Form of Amended and Restated Administrative Services Agreement between American General Life Insurance Company and A I M Advisors, Inc. (25)

      (21)(a) Form of Service Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company.
               (13)

      (22)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (15)

      (23)(a) Form of Amended and Restated Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective May 1, 2006. (29)

      (24)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (15)

      (24)(b) Form of First Amendment to Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (29)

      (25)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (10)

      (25)(b) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (18)

      (25)(c) Form of Amendment No. 7 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC. (To be filed by Amendment)

      (26)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (15)

      (27)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (12)

      (28)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (17)

      (28)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (27)

      (28)(c) Form of Amendment No. 3 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (To be filed by Amendment)

      (29)(a) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC. (15)

      (30)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (15)

      (31)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and American General Life Insurance Company. (16)

      (31)(b) Form of Amendment No. 4 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (To be filed by Amendment)

      (32)(a) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (17)

      (32)(b) Form of Amendment No. 6 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (To be filed by Amendment).

      (33)(a) Form of Marketing and Administrative Services Support Agreement between American General Life Insurance Company and Putnam Retail Management Limited Partnership. (28)

      (34)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM and American General Life Insurance Company. (30)

      (35)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Alger and American General Life Insurance Company. (30)

      (36)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and American General Life Insurance Company.
               (30)

      (37)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Credit Suisse and American General Life Insurance Company. (30)

      (38)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and American General Life Insurance Company. (30)

      (39)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American General Life Insurance Company.
               (30)

      (40)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Janus and American General Life Insurance Company. (30)

      (41)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between MFS and American General Life Insurance Company. (30)

      (42)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and American General Life Insurance Company.
               (30)

      (43)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Oppenheimer and American General Life Insurance Company. (30)

      (44)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and American General Life Insurance Company. (30)

      (45)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Pioneer and American General Life Insurance Company. (30)

      (46)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Putnam and American General Life Insurance Company. (30)

      (47)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between SunAmerica and American General Life Insurance Company. (30)

      (48)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and American General Life Insurance Company. (30)

      (49)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Van Kampen and American General Life Insurance Company. (30)

      (50)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American General Life Insurance Company. (30)

(i)   Administrative Contracts.

      (1)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company. (11)

      (1)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (11)

      (1)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (11)

      (1)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (11)

      (1)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (11)

      (1)(f) Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (11)

      (1)(g) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (25)

(j)   Other Material Contracts.    None.

(k)   Legal Opinion.

      (1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (To be filed by Amendment)

(l)   Actuarial Opinion.

      (1) Opinion and Consent of American General Life Insurance Company's actuary. (To be filed by Amendment)

(m)   Calculation.    None

(n)   Other Opinions.

      (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (To be filed by Amendment)

(o)   Omitted Financial Statements.    None

(p)   Initial Capital Agreements.    None

(q)   Redeemability Exemption.

      (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2007. (30)
--------
(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-82982) of American General Life Insurance Company Separate Account VL-R filed on May 13, 2002.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(8) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(9) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(10) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(11) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(12) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(13) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(14) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(15) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(16) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(17) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(18) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(19) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-109613) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2003.

(20) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109206) of American General Life Insurance Company Separate Account D filed on December 17, 2003.

(21) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(22) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(23) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(24) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on December 2, 2004.

(25) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

(26) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on November 8, 2005.

(27) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on March 30, 2006.

(28) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2006.

(29) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on December 14, 2006.

(30) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

Item 27. Directors and Officers of the Depositor

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Rodney O. Martin, Jr.        Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff          Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

Mary Jane B. Fortin          Director, Executive Vice President and Chief
2929 Allen Parkway           Financial Officer
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
David L. Herzog              Director
70 Pine Street
New York, NY 10270

Richard A. Hollar            Director, Chairman-Life Profit Center and
750 West Virginia Street     Independent Distribution and Chief Executive
Milwaukee, WI 53204          Officer-Life Profit Center and Independent
                             Distribution

Royce G. Imhoff, II          Director, President-Independent Distribution
2929 Allen Parkway
Houston, TX 77019

David W. O'Leary             Director, President-Specialty Markets Group and
2929 Allen Parkway           Chief Executive Officer-Specialty Markets Group
Houston, TX 77019

Gary D. Reddick              Director
2929 Allen Parkway
Houston, TX 77019

Christopher J. Swift         Director
2929 Allen Parkway
Houston, TX 77019

James W. Weakley             Director, President-AIG Benefit Solutions Profit
2929 Allen Parkway           Center and Chief Executive Officer-AIG Benefit
Houston, TX 77019            Solutions Profit Center

Matthew E. Winter            Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Thomas L. Booker             President-Annuity Profit Center
2727 Allen Parkway
Houston, TX 77019

Richard C. Schuettner        President-AIG Life Brokerage Profit Center
750 West Virginia Street
Milwaukee, WI 53204

James P. Steele              President-Structured Settlements
205 E. 10th Street
Amarillo, TX 79101

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           --------------------------------------------------
Don M. Ward                  President-Financial Institution Marketing Group
2929 Allen Parkway
Houston, TX 77019

David R. Armstrong           Executive Vice President-AIG Benefit Solutions &
3600 Route 66                AIG Financial Institution Solutions Profit Center
Neptune, NJ 07754

Rebecca G. Campbell          Executive Vice President-Human Resources
2929 Allen Parkway
Houston, TX 77019

Rodney N. Hook               Executive Vice President-AIG Benefit Solutions
3600 Route 66                Profit Center and Chief Risk Officer-AIG Benefit
Neptune, NJ 07754            Solutions Profit Center

Gary Parker                  Executive Vice President and Chief Product Officer
2929 Allen Parkway
Houston, TX 77019

Dan E. Trudan                Executive Vice President-Individual Product
750 West Virginia St.        Operations
Milwaukee, WI 53204

Steven D. Anderson           Senior Vice President-Life Profit Center &
2727 Allen Parkway           Independent Distribution and Chief Financial
Houston, TX 77019            Officer-Life Profit Center & Independent
                             Distribution

Erik A. Baden                Senior Vice President-Strategic Marketing and
2727 Allen Parkway           Business Development
Houston, TX 77019

Wayne A. Barnard             Senior Vice President, Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein          Senior Vice President and Chief and Appointed
2727-A Allen Parkway         Actuary
Houston, TX 77019

Jeffrey H. Carlson           Senior Vice President and Chief Information
2727 Allen Parkway           Officer
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
James A. Galli               Senior Vice President and Chief Business
830 Third Avenue             Development Officer
New York, NY 10022

Robert M. Goldbloom          Senior Vice President-Terminal Funding Annuities
80 Pine Street
New York, NY 10005

William F. Guterding         Senior Vice President
830 Third Avenue
New York, NY 10022

Robert F. Herbert, Jr.       Senior Vice President, Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

S. Douglas Israel            Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings             Senior Vice President, General Counsel and Chief
2929 Allen Parkway           Compliance Officer
Houston, TX 77019

Althea R. Johnson            Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller               Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Stephen Kennedy              Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

Simon J. Leech               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Charles L. Levy              Senior Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Kent D. Major                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard D. McFarland         Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Mark R. McGuire              Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo             Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien          Senior Vice President, Chief Marketing Officer -
2929 Allen Parkway           Independent Agency Group
Houston, TX 77019

William J. Packer            Senior Vice President
3600 Route 66
Neptune, NJ 07754

John W. Penko                Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Dennis H. Roberts            Senior Vice President, Chief Distribution Officer
2727 Allen Parkway           - Independent Agency Group
Houston, TX 77019

Robert E. Steele             Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

Frederic R. Yopps            Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Chris Ayers                  Vice President
2727-A Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Edward F. Bacon              Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel               Vice President
2727 Allen Parkway
Houston, TX 77019

Michael B. Boesen            Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura J. Borowski            Vice President
750 West Virginia St.
Milwaukee, WI 53204

James B. Brown               Vice President
2727 Allen Parkway
Houston, TX 77019

David W. Butterfield         Vice President
3600 Route 66
Neptune, NJ 07754

Valerie A. Childrey          Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Mark E. Childs               Vice President
2727 Allen Parkway
Houston, TX 77019

Robert M. Cicchi             Vice President
2727 Allen Parkway
Houston, TX 77019

James Cortiglia              Vice President
3600 Route 66
Neptune, NJ 07754

Steven A. Dmytrack           Vice President
2929 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Elizabeth Dobbs              Vice President
2727 Allen Parkway
Houston, TX 77019

Douglas M. Donnenfield       Vice President
750 West Virginia Street
Milwaukee, WI 53204

Timothy M. Donovan           Vice President
2727 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi          Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

John T. Fieler               Vice President and Medical Director
2727-A Allen Parkway
Houston, TX 77019

Patrick S. Froze             Vice President
750 West Virginia Street
Milwaukee, WI 53204

Brad J. Gabel                Vice President
750 West Virginia Street
Milwaukee, WI 53204

Frederick J. Garland, Jr.    Vice President
2727 Allen Parkway
Houston, TX 77019

Lisa Gerhart                 Vice President
2727 Allen Parkway
Houston, TX 77019

Liza Glass                   Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard L. Gravette          Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Kenneth J. Griesemer         Vice President
6363 Forest Park Road
Dallas, TX 75235

Daniel J. Gutenberger        Vice President and Medical Director
70 Pine Street
New York, NY 10270

Joel H. Hammer               Vice President
70 Pine Street
New York, NY 10270

D. Leigh Harrington          Vice President
2727 Allen Parkway
Houston, TX 77019

Keith C. Honig               Vice President
1 SunAmerica Center
Los Angeles, CA 90067

Stephen D. Howard            Vice President
2929 Allen Parkway
Houston, TX 77019

Janna M. Hubble              Vice President
2929 Allen Parkway
Houston, TX 77019

Walter P. Irby               Vice President
2727 Allen Parkway
Houston, TX 77019

Sharla A. Jackson            Vice President
205 E. 10th Street
Amarillo, TX 79101

Gary J. Kleinman             Vice President and Real Estate Investment Officer
70 Pine Street
New York, NY 10270

Michael J. Krugel            Vice President
750 West Virginia Street
Milwaukee, WI 53204

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Robert J. Ley                Vice President
70 Pine Street
New York, NY 10270

Jerry L. Livers              Vice President
2727 Allen Parkway
Houston, TX 77019

Gwendolyn J. Mallett         Vice President
2727 Allen Parkway
Houston, TX 77019

W. Larry Mask                Vice President, Real Estate Investment Officer
2727 Allen Parkway           and Assistant Secretary
Houston, TX 77019

Melvin C. McFall             Vice President
2727 Allen Parkway
Houston, TX 77019

Beverly A. Meyer             Vice President
750 West Virginia Street
Milwaukee, WI 53204

Candace A. Michael           Vice President
2727 Allen Parkway
Houston, TX 77019

Anne K. Milio                Vice President
2727 Allen Parkway
Houston, TX 77019

Sylvia A. Miller             Vice President
#1 Franklin Square
Springfield, IL 62713

Michael R. Murphy            Vice President
750 West Virginia Street
Milwaukee, WI 53204

David W. Napoli              Vice President
2727 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Carl T. Nichols              Vice President and Medical Director
205 E. 10th Street
Amarillo, TX 79101

Rick Niu                     Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Deanna D. Osmonson           Vice President and Chief Privacy Officer
2727 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.         Vice President, Real Estate Investment Officer
2929 Allen Parkway           and Assistant Secretary
Houston, TX 77019

Lori J. Payne                Vice President
2727 Allen Parkway
Houston, TX 77019

Cathy A. Percival            Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Andrew J. Rasey              Vice President
2727 Allen Parkway
Houston, TX 77019

Rodney E. Rishel             Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Terri Robbins                Vice President
175 Water Street
New York, NY 10038

Walter J. Rudecki, Jr.       Vice President
2929 Allen Parkway
Houston, TX 77019

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
John Rugel                   Vice President
750 West Virginia Street
Milwaukee, WI 53204

Dale W. Sachtleben           Vice President
#1 Franklin Square
Springfield, IL 62713

Richard W. Scott             Vice President and Chief Investment Officer
70 Pine Street
New York, NY 10270

Michael C. Sibley            Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

T. Clay Spires               Vice President and Tax Officer
2929 Allen Parkway
Houston, TX 77019

Dale A. Stewart              Vice President and General Auditor
2727-A Allen Parkway
Houston, TX 77019

Gregory R. Thornton          Vice President
#1 Franklin Square
Springfield, IL 62713

Veronica Torralba            Vice President
2929 Allen Parkway
Houston, TX 77019

Christian D. Weiss           Vice President
#1 Franklin Square
Springfield, IL 62713

Cynthia P. Wieties           Vice President
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck            Secretary
70 Pine Street
New York, NY 10270

Name and Principal           Positions and Offices with Depositor
Business Address             American General Life Insurance Company
------------------           -------------------------------------------------
Lauren W. Jones              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28. Table of subsidiaries of AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-07-003026, filed March 1, 2007.

                              Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                              Jurisdiction of    held by
                                                                                Incorporation  Immediate
                                                                              or Organization Parent/(1)/
                                                                              --------------- ----------
American International Group, Inc./(2)/                                           Delaware           /(3)/
  AIG Capital Corporation                                                         Delaware        100
   AIG Capital India Private Limited                                                 India         99/(4)/
     AIG Global Asset Management Company (India) Private Limited                     India         99/(5)/
   AIG Consumer Finance Group, Inc.                                               Delaware        100
     AIG Bank Polska S.A.                                                           Poland      99.92
     AIG Credit S.A.                                                                Poland        100
     Compania Financiera Argentina S.A.                                          Argentina        100
   AIG Equipment Finance Holdings, Inc.                                           Delaware        100
     AIG Commercial Equipment Finance, Inc.                                       Delaware        100
       AIG Commercial Equipment Finance Company Canada                              Canada        100
     AIG Rail Services, Inc.                                                      Delaware        100
   AIG Finance Holdings, Inc.                                                     New York        100
     AIG Finance (Hong Kong) Limited                                             Hong Kong        100
   AIG Global Asset Management Holdings Corp.                                     Delaware        100
     AIG Asset Management Services, Inc.                                          Delaware        100
       Brazos Capital Management, L.P.                                            Delaware        100
     AIG Capital Partners, Inc.                                                   Delaware        100
     AIG Equity Sales Corp.                                                       New York        100
     AIG Global Investment Corp.                                                New Jersey        100
     AIG Securities Lending Corp.                                                 Delaware        100
   AIG Global Real Estate Investment Corp.                                        Delaware        100

                              Subsidiaries of AIG

                                                                                                  Percentage
                                                                                                   of Voting
                                                                                                  Securities
                                                                                 Jurisdiction of     held by
                                                                                   Incorporation   Immediate
                                                                                 or Organization Parent/(1)/
                                                                                 --------------- ----------
   International Lease Finance Corporation                                           California    67.23/(6)/
  AIG Credit Corp.                                                                     Delaware      100
   A.I. Credit Consumer Discount Corp.                                             Pennsylvania      100
   A.I. Credit Corp.                                                              New Hampshire      100
   AICCO, Inc.                                                                         Delaware      100
   AICCO, Inc.                                                                       California      100
   AIG Credit Corp. of Canada                                                            Canada      100
   Imperial Premium Funding, Inc.                                                      Delaware      100
  AIG Egypt Insurance Company, S.A.E.                                                     Egypt    89.98
  AIG Federal Savings Bank                                                                  USA      100
  AIG Financial Advisor Services, Inc.                                                 Delaware      100
   AIG Financial Advisor Services (Europe), S.A.                                     Luxembourg      100
  AIG Financial Products Corp.                                                         Delaware      100
   AIG Matched Funding Corp.                                                           Delaware      100
   Banque AIG                                                                            France       90/(7)/
  AIG Funding, Inc.                                                                    Delaware      100
  AIG Global Trade & Political Risk Insurance Company                                New Jersey      100
  AIG Israel Insurance Company Ltd.                                                      Israel      100
  AIG Life Holdings (International) LLC                                                Delaware      100
   AIG Star Life Insurance Co., Ltd.                                                      Japan      100
   American International Reinsurance Company, Ltd.                                     Bermuda      100
     AIG Life Edison Insurance Company                                                    Japan       90/(8)/
     American International Assurance Company, Limited                                Hong Kong      100
     American International Assurance Company (Australia) Limited                     Australia      100
     American International Assurance Company (Bermuda) Limited                         Bermuda      100
       American International Assurance Co. (Vietnam) Limited                           Vietnam      100
       Tata AIG Life Insurance Company Limited                                            India       26
     Nan Shan Life Insurance Company, Ltd.                                               Taiwan       95
  AIG Life Insurance Company                                                           Delaware       79/(9)/
  AIG Life Insurance Company of Puerto Rico                                         Puerto Rico      100
  AIG Life Insurance Company (Switzerland) Ltd.                                     Switzerland      100
  AIG Liquidity Corp.                                                                  Delaware      100
  AIG Private Bank Ltd.                                                             Switzerland      100
  AIG Property Casualty Insurance Group, Inc.                                          Delaware      100
   AIG Commercial Insurance Group, Inc.                                                Delaware      100
     AIG Aviation, Inc.                                                                 Georgia      100
     AIG Casualty Company                                                          Pennsylvania      100
  AIG Risk Management, Inc.                                                            New York      100
     AIU Insurance Company                                                             New York       52/(10)/
     American Home Assurance Company                                                   New York      100
       AIG Domestic Claims, Inc.                                                       Delaware       50/(11)/
       AIG Hawaii Insurance Company                                                      Hawaii      100
         American Pacific Insurance Company                                              Hawaii      100
       American International Insurance Company                                        New York       50/(12)/
         AIG Advantage Insurance Company                                              Minnesota      100

                              Subsidiaries of AIG

                                                                                                  Percentage
                                                                                                   of Voting
                                                                                                  Securities
                                                                                 Jurisdiction of     held by
                                                                                   Incorporation   Immediate
                                                                                 or Organization Parent/(1)/
                                                                                 --------------- ----------
     American International Insurance Company of California                          California      100
     American International Insurance Company of New Jersey                          New Jersey      100
   American International Realty Corp.                                                 Delaware     31.5/(13)/
   Pine Street Real Estate Holdings Corp.                                         New Hampshire    31.47/(14)/
   Transatlantic Holdings, Inc.                                                        Delaware    33.34/(15)/
     Transatlantic Reinsurance Company                                                 New York      100
         Putnam Reinsurance Company                                                    New York      100
         Trans Re Zurich                                                            Switzerland      100
  American International Surplus Lines Agency, Inc.                                  New Jersey      100
  Audubon Insurance Company                                                           Louisiana      100
   Agency Management Corporation                                                      Louisiana      100
     The Gulf Agency, Inc.                                                              Alabama      100
   Audubon Indemnity Company                                                        Mississippi      100
  Commerce and Industry Insurance Company                                              New York      100
  Commerce and Industry Insurance Company of Canada                                      Canada      100
  The Insurance Company of the State of Pennsylvania                               Pennsylvania      100
  Landmark Insurance Company                                                         California      100
  National Union Fire Insurance Company of Pittsburgh, Pa                          Pennsylvania      100
   American International Specialty Lines Insurance Company                              Alaska       70/(16)/
   Lexington Insurance Company                                                         Delaware       70/(17)/
       AIG Centennial Insurance Company                                            Pennsylvania      100
         AIG Auto Insurance Company of New Jersey                                    New Jersey      100
         AIG Preferred Insurance Company                                           Pennsylvania      100
         AIG Premier Insurance Company                                             Pennsylvania      100
          AIG Indemnity Insurance Company                                          Pennsylvania      100
       JI Accident & Fire Insurance Co. Ltd.                                              Japan       50
     National Union Fire Insurance Company of Louisiana                               Louisiana      100
     National Union Fire Insurance Company of Vermont                                   Vermont      100
     21st Century Insurance Group                                                    California    33.03/(18)/
       21st Century Casualty Company                                                 California      100
       21st Century Insurance Company                                                California      100
       21st Century Insurance Company of the Southwest                                    Texas      100
     Starr Excess Liability Insurance Company, Ltd.                                    Delaware      100
       Starr Liability Insurance International Ltd.                                     Ireland      100
   New Hampshire Insurance Company                                                 Pennsylvania      100
     AI Network Corporation                                                            Delaware      100
     AIG Europe, S.A.                                                                    France    70.48/(19)/
     American International Pacific Insurance Company                                  Colorado      100
     American International South Insurance Company                                Pennsylvania      100
     Granite State Insurance Company                                               Pennsylvania      100
     Illinois National Insurance Co.                                                   Illinois      100
     New Hampshire Indemnity Company, Inc.                                         Pennsylvania      100
       AIG National Insurance Company, Inc.                                            New York      100
     New Hampshire Insurance Services, Inc.                                       New Hampshire      100
   Risk Specialists Companies, Inc.                                                    Delaware      100

                              Subsidiaries of AIG

                                                                                                  Percentage
                                                                                                   of Voting
                                                                                                  Securities
                                                                                 Jurisdiction of     held by
                                                                                   Incorporation   Immediate
                                                                                 or Organization Parent/(1)/
                                                                                 --------------- ----------
   AIG Marketing, Inc.                                                                 Delaware      100
   American International Insurance Company of Delaware                                Delaware      100
   Hawaii Insurance Consultants, Inc.                                                    Hawaii      100
  AIG Retirement Services, Inc.                                                        Delaware      100
   SunAmerica Life Insurance Company                                                    Arizona      100
     SunAmerica Investments, Inc.                                                       Georgia       70/(20)/
       AIG Advisor Group, Inc.                                                         Maryland      100
         Advantage Capital Corporation                                                 New York      100
         American General Securities Incorporated                                         Texas      100
         FSC Securities Corporation                                                    Delaware      100
         Royal Alliance Associates, Inc.                                               Delaware      100
         SunAmerica Securities, Inc.                                                   Delaware      100
       AIG SunAmerica Life Assurance Company                                            Arizona      100
         AIG SunAmerica Asset Management Corp.                                         Delaware      100
       AIG SunAmerica Capital Services, Inc.                                           Delaware      100
   First SunAmerica Life Insurance Company                                             New York      100
  AIG Technologies, Inc.                                                          New Hampshire      100
  AIG Trading Group, Inc.                                                              Delaware      100
   AIG International, Inc.                                                             Delaware      100
  AIGTI, Inc.                                                                          Delaware      100
  AIU Holdings, LLC                                                                    Delaware      100
   AIG Central Europe & CIS Insurance Holdings Corporation                             Delaware      100
     AIG Bulgaria Insurance and Reinsurance Company EAD                                Bulgaria      100
     AIG Czech Republic pojistovna, as                                           Czech Republic      100
     AIG Kazakhstan Insurance Company, S.A.                                          Kazakhstan    88.87
   AIG Memsa, Inc.                                                                     Delaware      100
     AIG Hayleys Investment Holdings (Private) Ltd.                                   Sri Lanka       80
       Hayleys AIG Insurance Company, Ltd.                                            Sri Lanka      100
     AIG Iraq                                                                          Delaware      100
     AIG Lebanon, S.A.L                                                                 Lebanon      100
     AIG Libya, Inc.                                                                      Libya      100
     AIG Sigora A.S                                                                      Turkey      100
     Tata AIG General Insurance Company Limited                                           India       26
   AIU Africa Holdings, Inc.                                                           Delaware      100
     AIG Kenya Insurance Company, Limited                                                 Kenya      100
  AIU North America, Inc.                                                              New York      100
  American General Corporation                                                            Texas      100
   AGC Life Insurance Company                                                          Missouri      100
     AIG Life Holdings (Canada), ULC                                                     Canada      100
       AIG Assurance Canada                                                              Canada      100
       AIG Life Insurance Company of Canada                                              Canada      100
     AIG Life of Bermuda, Ltd.                                                          Bermuda      100
     American General Life and Accident Insurance Company                             Tennessee      100
     American General Life Insurance Company                                              Texas      100
       AIG Annuity Insurance Company                                                      Texas      100

                              Subsidiaries of AIG

                                                                                                       Percentage
                                                                                                        of Voting
                                                                                                       Securities
                                                                                      Jurisdiction of     held by
                                                                                        Incorporation   Immediate
                                                                                      or Organization Parent/(1)/
                                                                                 -------------------- ----------
       AIG Enterprise Services, LLC                                                          Delaware     100
       American General Annuity Service Corporation                                             Texas     100
       American General Life Companies, LLC                                                  Delaware     100
       American General Property Insurance Company                                          Tennessee   51.85/(21)/
         American General Property Insurance Company of Florida                               Florida     100
       The United State Life Insurance Company in the City of New York                       New York     100
       The Variable Annuity Life Insurance Company                                              Texas     100
         VALIC Retirement Services Company                                                      Texas     100
   American General Assurance Company                                                        Illinois     100
     American General Indemnity Company                                                      Illinois     100
   American General Bancassurance Services, Inc.                                             Illinois     100
   American General Finance, Inc.                                                             Indiana     100
     American General Auto Finance, Inc.                                                     Delaware     100
     American General Finance Corporation                                                     Indiana     100
       Merit Life Insurance Co.                                                               Indiana     100
       MorEquity, Inc.                                                                         Nevada     100
         Wilmington Finance, Inc.                                                            Delaware     100
       Yosemite Insurance Company                                                             Indiana     100
         CommoLoCo, Inc.                                                                  Puerto Rico     100
     American General Financial Services of Alabama, Inc.                                    Delaware     100
   American General Investment Management Corporation                                        Delaware     100
   American General Realty Investment Corporation                                               Texas     100
   Knickerbocker Corporation                                                                    Texas     100
  American International Life Assurance Company of New York                                  New York   77.52/(22)/
  American International Underwriters Corporation                                            New York     100
  American International Underwriters Overseas, Ltd.                                          Bermuda     100
   A.I.G. Colombia Seguros Generales S.A.                                                    Colombia     100
   AIG Brasil Companhia de Seguros                                                             Brazil      50
   AIG Direct Marketing Company Ltd.                                                           Taiwan     100
     Central Insurance Company Limited                                                         Taiwan     100
   AIG Europe (Ireland) Limited                                                               Ireland     100
   AIG Europe (UK) Limited                                                                    England     100
   AIG General Insurance (Thailand) Company Limited                                          Thailand     100
   AIG General Insurance (Vietnam) Company Limited                                            Vietnam     100
   AIG MEMSA Insurance Company Ltd.                                              United Arab Emirates     100
   AIG Takaful B.S.C.                                                                         Bahrain     100
   American International Insurance Company of Puerto Rico                                Puerto Rico     100
   American International Underwriters GmBH                                                   Germany     100
   La Meridional Compania Argentina de Seguros                                              Argentina     100
   La Seguridad de Centroamerica Compania de Seguros S.A.                                   Guatemala     100
   Richmond Insurance Company Limited                                                         Bermuda     100
   Underwriters Adjustment Company                                                             Panama     100
  American Life Insurance Company                                                            Delaware     100
   AIG Life (Bulgaria) Z.D.A.D.                                                              Bulgaria     100
   ALICO, S.A.                                                                                 France     100

                              Subsidiaries of AIG

                                                                                                  Percentage
                                                                                                   of Voting
                                                                                                  Securities
                                                                                 Jurisdiction of     held by
                                                                                   Incorporation   Immediate
                                                                                 or Organization Parent/(1)/
                                                                                 --------------- ----------
     First American Polish Life Insurance and Reinsurance Company, S.A.                  Poland      100
     Inversiones Interamericana S.A. (Chile)                                              Chile      100
     Pharaonic American Life Insurance Company                                            Egypt    71.63
     Unibanco AIG Seguros S.A.                                                           Brazil    47.80/(23)/
   American Security Life Insurance Company, Ltd.                                  Lichtenstein      100
   Delaware American Life Insurance Company                                            Delaware      100
   HSB Group, Inc.                                                                     Delaware      100
     The Hartford Steam Boiler Inspection and Insurance Company                     Connecticut      100
       The Hartford Steam Boiler Inspection and Insurance Company of
         Connecticut                                                                Connecticut      100
       HSB Engineering Insurance Limited                                                England      100
         The Boiler Inspection and Insurance Company of Canada                           Canada      100
   Mt. Mansfield Company, Inc.                                                          Vermont      100
   The Philippine American Life and General Insurance Company                       Philippines    99.78
     Pacific Union Assurance Company                                                 California      100
     Philam Equitable Life Assurance Company, Inc.                                  Philippines    95.31
     Philam Insurance Company, Inc.                                                 Philippines      100
   United Guaranty Corporation                                                   North Carolina    36.31/(24)/
     A.I.G. Mortgage Holdings Israel, Ltd.                                               Israel    82.12
       E.M.I.-Ezer Mortgage Insurance Company, Limited                                   Israel      100
     AIG United Guaranty Agenzia DI Assicurazione S.R.L                                   Italy      100
     AIG United Guaranty Insurance (Asia) Limited                                     Hong Kong      100
     AIG United Guaranty Re, Ltd.                                                       Ireland      100
     United Guaranty Insurance Company                                           North Carolina      100
     United Guaranty Mortgage Insurance Company                                  North Carolina      100
     United Guaranty Mortgage Insurance Company Canada                                   Canada      100
     United Guaranty Mortgage Insurance Company of North Carolina                North Carolina      100
     United Guaranty Partners Insurance Company                                         Vermont       80
     United Guaranty Residential Insurance Company                               North Carolina    75.03/(25)/
       United Guaranty Credit Insurance Company                                  North Carolina      100
       United Guaranty Insurance Company of North Carolina                       North Carolina      100
       United Guaranty Mortgage Indemnity Company                                North Carolina      100
     United Guaranty Residential Insurance Company of North Carolina             North Carolina      100
     United Guaranty Services, Inc.                                              North Carolina      100

--------
(1)    Percentages include directors' qualifying shares.
(2) All subsidiaries listed are consolidated in the accompanying financial statements. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
(3) The common stock is owned approximately 14.1 percent by C.V. Starr & Co., Inc., Edward E. Matthews, Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Starr International Company, Inc., The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc.
(4)    Also owned 1 percent by AIG Global Investment Corp.
(5)    Also owned 1 percent by AIG Capital Corporation.
(6) Also owned 32.77 percent by National Union Fire Insurance Company of Pittsburgh, Pa.

(7)    Also owned 10 percent by AIG Matched Funding Corp.
(8)    Also owned 10 percent by a subsidiary of American Life Insurance Company.
(9)    Also owned 21 percent by Commerce and Industry Insurance Company.
(10) Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of the Pittsburgh, Pa., and 8 percent by AIG Casualty Company.
(11)   Also owned 50 percent by The Insurance Company of the State of
       Pennsylvania.
(12)   Also owned 25 percent by Commerce and Industry Insurance Company and
       25 percent by AIU Insurance Company.
(13)   Also owned by 11 other AIG subsidiaries.
(14)   Also owned by 11 other AIG Subsidiaries.
(15)   Also owned 25.85 percent by AIG.
(16) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.
(17) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.
(18)   Also owned 16.85 percent by American Home Assurance Company,
       6.34 percent by Commerce and Industry Insurance Company and 6.34 percent by New Hampshire Insurance Company.
(19)   100 percent held together with AIG companies.
(20)   Also owned 30 percent by AIG Retirement Services, Inc.
(21) Also owned 48.15 percent by American General Life and Accident Insurance Company.
(22)   Also owned 22.48 percent by American Home Assurance Company.
(23) Also owned 1.7 percent by American International Underwriters Overseas, Ltd. and 0.48 percent by American Home Assurance Company.
(24) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95% by New Hampshire Insurance Company and
       0.86 percent by The Insurance Company of the State of Pennsylvania.
(25)   Also owned 24.97 percent by United Guaranty Residential Insurance
       Company of North Carolina.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

Item 29. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Except as otherwise required by applicable law:

(a) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of the company) by reason of the fact that he is or was director, officer, or employee or agent of the company, or is or was serving at the request of the company as director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided that he (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company; and, (2) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

(b) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or on behalf of the company to procure a judgment in the company's favor, by reason of the fact that he is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding; provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company unless and only to the extent that the court in which such action, suit or proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

(c) To the extent that a director, officer, or employee or agent of the company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board by a majority of a quorum consisting of directors who were not parties to such action, suit or proceeding (disinterested), or

(2) by a committee of disinterested directors designated by majority vote of disinterested directors, even though less than a quorum, or (3) by independent legal counsel in a written opinion, and such legal counsel was selected by a majority vote of a quorum of the disinterested directors, or (4) by the stockholders. In the absence of a determination that indemnification is proper, the director, officer or employee may apply to the court conducting the proceeding or another court of competent jurisdiction which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct set forth in paragraphs (a) and (b). If the court shall so determine, indemnification shall be made under paragraph (a) or (b) as the case may be.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the manner provided in paragraph (d) upon receipt of a written instrument acceptable to the Board by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this section.

(f) The indemnification provided by the company's By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit or the heirs, executors and administrators of such a person.

(g) The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, or enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power to indemnify him against such liability under the provisions of the company's By-Laws.

Item 30. Principal Underwriters

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D, American General Life Insurance Company Separate Account VA-1 and American General Life Insurance Company Separate Account VA-2, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL and American General Life Insurance Company Separate Account VUL-2, which both offer interests in flexible premium variable life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of American General Life Insurance Company affiliates.

(b) Management.

Name and Principal           Positions and Offices with Underwriter
Business Address             American General Equity Services Corporation
------------------           -------------------------------------------------
Matthew E. Winter            Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire              Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

David W. O'Leary             Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Larry E. Blews               Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.       Vice President
2727-A Allen Parkway
Houston, TX 77019

Deanna D. Osmonson           Vice President and Anti-Money Laundering
2727 Allen Parkway           Compliance Officer
Houston, TX 77019

T. Clay Spires               Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Rhonda Washington            Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck            Secretary
70 Pine Street
New York, NY 10270

Amy Marie Cinquegrana        Assistant Secretary
70 Pine Street
New York, NY 10270

Name and Principal           Positions and Offices with Underwriter
Business Address             American General Equity Services Corporation
------------------           -------------------------------------------------
Sarah L. Hosker              Assistant Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming              Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore             Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.

                              Net Underwriting       Compensation on Events
Name of Principal              Discounts and        Occasioning the Deduction        Brokerage                   Other
Underwriter                     Commissions         of a Deferred Sales Load        Commissions               Compensation
-----------------         ------------------------  ------------------------- ------------------------  ------------------------
American General Equity
Services Corporation                 0                         0                         0                         0

Item 31. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

Item 32. Management Services      Not applicable.

Item 33. Fee Representation

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

                              POWERS OF ATTORNEY

   Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary W. Parker and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 17th day of May, 2007.

                                        AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        SEPARATE ACCOUNT VL-R
                                        (Registrant)

                                    BY: AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        (On behalf of the Registrant and itself)

                                    BY: ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        ROBERT F. HERBERT, JR.
                                        SENIOR VICE PRESIDENT,
                                        TREASURER AND CONTROLLER

                                    AGL - 1

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                           Title                          Date
---------                           -----                          ----
RODNEY O. MARTIN, JR.               Director and Chairman of the   May 17, 2007
-----------------------------       Board of Directors
RODNEY O. MARTIN, JR.

MATTHEW E. WINTER                   Director, President and Chief  May 17, 2007
-----------------------------       Executive Officer
MATTHEW E. WINTER

MARY JANE B. FORTIN                 Director, Executive            May 17, 2007
-----------------------------       Vice President and Chief
MARY JANE B. FORTIN                 Financial Officer

M. BERNARD AIDINOFF                 Director                       May 17, 2007
-----------------------------
M. BERNARD AIDINOFF

DAVID L. HERZOG                     Director                       May 17, 2007
-----------------------------
DAVID L. HERZOG

RICHARD A. HOLLAR                   Director                       May 17, 2007
-----------------------------
RICHARD A. HOLLAR

ROYCE G. IMHOFF II                  Director                       May 17, 2007
-----------------------------
ROYCE G. IMHOFF II

                                    AGL - 2

Signature                            Title                          Date
---------                            -----                          ----
DAVID W. O'LEARY                     Director                       May 17, 2007
-----------------------------
DAVID W. O'LEARY

GARY D. REDDICK                      Director                       May 17, 2007
-----------------------------
GARY D. REDDICK

CHRISTOPHER J. SWIFT                 Director                       May 17, 2007
-----------------------------
CHRISTOPHER J. SWIFT

JAMES W. WEAKLEY                     Director                       May 17, 2007
-----------------------------
JAMES W. WEAKLEY

                                    AGL - 3

                                 EXHIBIT INDEX

Item 26. Exhibits

(d)(1) Specimen form of the "Corporate America II" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 99301.

(d)(5)   Form of Overloan Protection Rider, Form No. 07620.

                                      E-1